NOTICE OF ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS
AND
MANAGEMENT INFORMATION CIRCULAR

in respect of the

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
OF HUDBAY MINERALS INC.
TO BE HELD ON
MAY 3, 2018
_________________________________

MARCH 29, 2018

HUDBAY MINERALS INC.
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of shareholders (the “Meeting”) of Hudbay Minerals Inc. (“Hudbay”) will be held at Vantage Venues, Garden Hall, 150 King Street West, 16th Floor, Toronto, Ontario, M5H 1J9 on Thursday, May 3, 2018 at 2:00 p.m. (Eastern Time), for the following purposes:

1.	to receive Hudbay’s audited consolidated financial statements for the years ended December 31, 2017 and 2016 and the auditor’s report thereon;
2.	to elect the directors of Hudbay;
3.	to appoint Deloitte LLP as Hudbay’s auditor for the ensuing year and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration;
4.	to consider and, if deemed advisable, to pass a special resolution to amend the Articles of Hudbay to change the province in which its registered office is situated from Manitoba to Ontario;
5.	to consider and, if deemed advisable, to pass an ordinary resolution to confirm the repeal of Hudbay’s current By-law No. 1, as amended, and its replacement with an Amended and Restated By-law No. 1;
6.	to consider and, if deemed appropriate, to approve a non-binding advisory resolution on executive compensation; and
7.	to transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying management information circular.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

Hudbay’s Board of Directors has fixed the close of business on March 23, 2018 as the record date, being the date for the determination of the registered holders of Hudbay common shares entitled to receive notice of and vote at the Meeting or any postponement or adjournment thereof. Shareholders who acquire common shares after March 23, 2018 should make arrangements with the selling shareholder to direct how such common shares will be voted at the Meeting.

Proxies to be used or acted upon at the Meeting or any postponement or adjournment thereof must be deposited with Hudbay’s transfer agent, TSX Trust Company, by completing and delivering the form of proxy in accordance with the instructions indicated thereon, no later than 2:00 p.m. (Eastern Time) on May 1, 2018 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting. Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

DATED at Toronto, Ontario this29th day of March, 2018.

By Order of the Board of Directors

Alan R. Hibben, Chair

MANAGEMENT INFORMATION CIRCULAR

This management information circular (“Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of Hudbay Minerals Inc. for use at the Annual and Special Meeting of Shareholders (the “Meeting”) to be held on Thursday, May 3, 2018 at 2:00 p.m. (Eastern Time) at Vantage Venues, Garden Hall, 150 King Street West, 16th Floor, Toronto, Ontario, M5H 1J9, or at any postponement or adjournment thereof. The Meeting has been called for the purposes set forth in the Notice of Annual and Special Meeting of Shareholders (the “Notice of Meeting”) that accompanies this Circular.

References in this Circular to “we”, “us”, “our” and similar terms, as well as references to “Hudbay”, the “Company” and the “Corporation”, refer to Hudbay Minerals Inc. and references to “Board” refer to our board of directors. Unless otherwise indicated, the information in this Circular is given as at March 29, 2018 and all dollar references in this Circular are to Canadian dollars, unless otherwise stated.

GENERAL PROXY INFORMATION

This Circular provides the information you need to vote at the Meeting.

•	If you are a registered holder of our common shares (each, a “Hudbay Share”), a form of proxy is enclosed that you can use to vote at the Meeting or you may attend in person.
•

If you are a non-registered holder and your Hudbay Shares are held by an intermediary (such as a broker or financial institution), you may receive either a form of proxy or voting instruction form and should follow the instructions provided with such form.

These materials are being sent to both registered and non-registered owners of Hudbay Shares. If you are a non-registered owner, and we or our agent have sent these materials directly to you, your name, address and information about your share holdings have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the shares on your behalf. By choosing to send these materials to you directly, we (and not the intermediary holding on your behalf) have assumed responsibility for (i) delivering these materials to you, and (ii) providing you with a form of proxy so you can vote your Hudbay Shares at the Meeting. See “Voting Information – Voting Your Common Shares”.

The solicitation of proxies will be primarily by mail, but proxies may also be solicited in person, by telephone or other form of correspondence. The cost of preparing and mailing this Circular and other materials relating to the Meeting and the cost of soliciting proxies has been or will be borne by us.

VOTING INFORMATION

VOTING MATTERS

At the Meeting, shareholders are voting on the:

•	election of directors;

•	appointment of our auditor for 2018 and the authorization of our Board, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration;

•	approval of a special resolution to amend the Articles of Hudbay to change the province in which its registered office is situated from Manitoba to Ontario;

2018 MANAGEMENT INFORMATION CIRCULAR | 1

•	approval of an ordinary resolution to repeal Hudbay’s current By-law No. 1, as amended, and to replace it with an Amended and Restated By-law No. 1; and

•	approval of a non-binding advisory resolution on executive compensation.

WHO CAN VOTE

The record date for the Meeting is March 23, 2018. Our transfer agent has prepared a list, as of the close of business on the record date, of the registered holders of Hudbay Shares. A holder of Hudbay Shares whose name appears on such list is entitled to vote the shares on such list at the Meeting. Each Hudbay Share entitles the holder to one vote on each item of business identified in the Notice of Meeting.

VOTING YOUR COMMON SHARES

All shareholders are advised to carefully read the voting instructions below that are applicable to them.

Registered Shareholders

If you were a registered shareholder on the record date, you may vote in person at the Meeting or give another person authority to represent you and vote your shares at the Meeting, as described below under the heading ““Voting Your Common Shares by Proxy’’.

Non-Registered Shareholders

It is possible that your Hudbay Shares are registered in the name of an intermediary, which is usually a trust company, securities broker or other financial institution. If your shares are registered in the name of an intermediary, you are a non-registered shareholder. Your intermediary is entitled to vote the Hudbay Shares held by it and beneficially owned by you on the record date. However, it must first seek your instructions as to how to vote your Hudbay Shares or otherwise make arrangements so that you may vote your Hudbay Shares directly. An intermediary is not entitled to vote the Hudbay Shares held by it without written instructions from the beneficial owner. You may vote your Hudbay Shares through your intermediary or in person by taking the appropriate steps, which are the same for objecting beneficial owners (“OBO”) and non-objecting beneficial owners (“NOBO”) of Hudbay Shares. You are an OBO if you have not allowed your intermediary to disclose your ownership information to us. You are a NOBO if you have provided instructions to your intermediary to disclose your ownership information to us.

NOBOs and OBOs

NOBOs and OBOs should carefully review the instructions provided to them by their intermediary regarding how to provide voting instructions or how to obtain a proxy with respect to their Hudbay Shares. Such shareholders may also wish to contact their intermediary directly in order to obtain instructions regarding how to vote Hudbay Shares that they beneficially own.

Please note that if you are a NOBO or an OBO and you wish to attend the Meeting, you will not be recognized at the Meeting for the purpose of voting Hudbay Shares registered in the name of an intermediary unless you appoint yourself as a proxyholder. In order to do this, you should follow the instructions on the voting instruction form (“VIF”) and, in so doing, specify your own name as the person whom you are appointing as proxy for the purposes of voting your Hudbay Shares. You are reminded that any voting instructions should be communicated to your intermediary in accordance with the procedures set out in the VIF well in advance of the deadline for the receipt of proxies.

VOTING YOUR COMMON SHARES BY PROXY

If you will not be at the Meeting or do not wish to vote in person, you may vote by using the enclosed form of proxy or VIF. A proxy or VIF must be properly completed in writing and must be executed by you or by your attorney authorized in writing.

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Deadline for Proxies

Any proxy to be used at the Meeting must be received by Hudbay’s transfer agent, TSX Trust Company, prior to 2:00 p.m. (Eastern Time) on May 1, 2018, or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting. Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

Registered shareholders may provide their voting instructions by any of the following means:

•	by mail to TSX Trust Company, Suite 301, 100 Adelaide Street West, Toronto, Ontario M5H 4H1 (a pre-paid, pre-addressed return envelope is enclosed);
•	by hand or by courier to TSX Trust Company, Suite 301, 100 Adelaide Street West, Toronto, Ontario M5H 4H1;
•	by fax to +1-416-595-9593; or
•	by internet at www.voteproxyonline.com.

Non-registered shareholders may provide their voting instructions by mail, by telephone or online by following the instructions in the enclosed VIF.

Your Proxy Vote

On the form of proxy, you can indicate how you want to vote your Hudbay Shares, or you can let your proxyholder decide for you.

All Hudbay Shares represented by properly completed proxies received by Hudbay’s transfer agent, TSX Trust Company, no later than 2:00 p.m. (Eastern Time) on May 1, 2018 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting will be voted for, against or withheld from voting, in accordance with your instructions as specified in the proxy, on any ballot votes that take place at the Meeting. Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

If you give directions on how to vote your Hudbay Shares on your form of proxy, your proxyholder must vote your Hudbay Shares according to your instructions. If you have not specified how to vote on a particular matter on your form of proxy, your proxyholder can vote your Hudbay Shares as he or she sees fit. If neither you nor your proxyholder gives specific instructions, your Hudbay Shares will be voted as follows:

•	FOR the election of each of the ten nominees as directors;
•	FOR the appointment of Deloitte LLP as our auditor for 2018 and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration;
•	FOR the special resolution to amend the Articles of Hudbay to change the province in which its registered office is situated from Manitoba to Ontario;
•	FOR the ordinary resolution to repeal Hudbay’s current By-law No. 1, as amended, and to replace it with an Amended and Restated By-law No. 1; and
•	FOR the non-binding advisory resolution approving our approach to executive compensation.

Appointing a Proxyholder

A proxyholder is the person you appoint to act on your behalf at the Meeting (including any postponement of the Meeting or continuation after an adjournment of the Meeting) and to vote your Hudbay Shares. You may choose anyone to be your proxyholder, including someone who is not a shareholder of Hudbay. Simply fill in the proxyholder’s name in the blank space provided on the enclosed form of proxy. If you leave the space in the form of proxy blank, the persons designated in the form, who are our Chair and our President and Chief Executive Officer, are appointed to act as your proxyholder.

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Revoking Your Proxy

If you submit a form of proxy, you may revoke it at any time before it is used by doing any one of the following:

•

you may send another form of proxy with a later date to our transfer agent, TSX Trust Company, but it must reach the transfer agent no later than 2:00 p.m. (Eastern Time) on May 1, 2018 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting;

•

you may deliver a signed written statement, stating that you want to revoke your form of proxy, to our Corporate Secretary no later than the last business day preceding the Meeting or any postponement or adjournment of the Meeting, at 25 York Street, Suite 800, Toronto, Ontario, M5J 2V5 or by facsimile at (416) 362-7844;

•	you may attend the Meeting and notify the Chair of the Meeting prior to the commencement of the Meeting that you have revoked your form of proxy; or
•	you may revoke your form of proxy in any other manner permitted by law.

Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

ADDITIONAL MATTERS PRESENTED AT THE MEETING

The enclosed form of proxy or voting instruction form confers discretionary authority upon the persons named as proxyholders therein with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting or any postponement or adjournment thereof. Our management is not aware of any matters to be considered at the Meeting other than the matters described in the Notice of Meeting, or any amendments or variations to the matters described in such notice.

If you sign and return the voting instruction form, your Hudbay Shares will be voted in accordance with your instructions and, with respect to any matter presented at the Meeting, or at any postponement or adjournment thereof, in addition, or as an amendment or variation to the matters described in the Notice of Meeting, in accordance with the discretionary authority provided therein.

If you sign and return the form of proxy and do not appoint a proxyholder by filling in a name, the Hudbay representatives named as proxies will vote in their best judgment.

VOTING SHARES AND PRINCIPAL HOLDERS

The Hudbay Shares are the only shares which entitle shareholders to vote at the Meeting. The holders of common shares are entitled to one vote per share. The presence of at least two people holding or representing by proxy at least 10% of the total number of votes attached to the issued common shares entitled to vote at the Meeting is necessary for a quorum at the Meeting.

As at March 15, 2018, 261,271,188 Hudbay Shares were issued and outstanding.

To the knowledge of the directors and executive officers of Hudbay, based upon filings made with Canadian and United States securities regulators on or before the date of this Circular, the persons who beneficially own, or control or direct, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to any class of our voting securities are as follows:

Name	Number of Hudbay Shares	% of Outstanding Hudbay Shares
GMT Capital Corporation (U.S.)	28,351,300	10.85%
Letko, Brosseau & Associates Inc.	28,083,699	10.75%

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NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by Hudbay is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 promulgated under the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Shareholders in the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

MATTERS TO BE ACTED UPON AT THE MEETING

1. FINANCIAL STATEMENTS

Our audited consolidated financial statements for the years ended December 31, 2017 and 2016 and the auditor’s report thereon will be presented at the Meeting.

2. ELECTION OF DIRECTORS

Our articles provide that the Board may consist of a minimum of six and a maximum of thirteen directors. Our board is currently composed of ten directors. The Board has determined to nominate each of the ten persons listed below for election as a director at the Meeting. All of the nominees are current members of our Board except for Colin Osborne (See “Nominees for Election as Directors” below). The Board recommends that shareholders vote FOR the election of each of the ten nominees as directors.

Each director elected at the Meeting shall hold office until the close of the next annual meeting of shareholders or until a successor has been elected or appointed in accordance with our articles and by-laws.

There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any of the nominees has been nominated.

Majority Voting Policy

Pursuant to our Corporate Governance Guidelines (a copy of which can be found at Schedule “D”), we have adopted a majority voting policy governing the election of directors. Pursuant to such policy, a nominee proposed for election as a director who receives a greater number of votes “withheld” than votes “for” his or her election must immediately offer to tender his or her resignation (which would be effective upon acceptance by the Board) to the Chair of the Board. The Corporate Governance and Nominating Committee (the “CGN Committee”) of the Board will expeditiously consider, and make a recommendation to the Board whether to accept, that offer to resign. The Board of Directors will accept the offer to resign absent exceptional circumstances and within 90 days following the meeting of shareholders. The Corporate Governance Guidelines provide that a director who offers to tender his or her resignation in this context should not participate in the deliberations of the Board or any of its Committees pertaining to such resignation. This policy applies only in circumstances involving an uncontested election of directors, being one in which the number of director nominees does not exceed the number of directors to be elected and in respect of which no proxy material is circulated in support of one or more nominees who are not part of the slate supported by the Board.

On a vote by a show of hands, each of the nine incumbent nominees listed below was elected as a director of Hudbay at our annual meeting of shareholders held on May 4, 2017 in Toronto, Ontario (the “2017 meeting”). We received proxies representing 180,228,003 Hudbay Shares in connection with the 2017 meeting. Based on these proxies, each director received the following favourable votes cast by proxy:

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Director	Percentage of Favourable Votes Cast by Proxy	Number of Favourable Votes Cast by Proxy
Carol T. Banducci	99.68%	175,557,305
Igor A. Gonzales	95.13%	167,533,432
Alan Hair	99.64%	175,477,528
Alan R. Hibben	97.05%	170,919,639
W. Warren Holmes	99.19%	174,696,991
Sarah B. Kavanagh	99.67%	175,536,939
Carin S. Knickel	97.05%	170,914,569
Alan J. Lenczner	96.58%	170,100,815
Kenneth G. Stowe	99.69%	175,572,596

Nominees for Election as Directors

Unless authority to do so with respect to one or more directors is withheld, the persons named in the accompanying form of proxy intend to vote FOR the election of each of the nominees whose names are set forth below:

Carol T. Banducci	Sarah B. Kavanagh
Igor A. Gonzales	Carin S. Knickel
Alan Hair	Alan J. Lenczner
Alan R. Hibben	Colin Osborne
W. Warren Holmes	Kenneth G. Stowe

Tom A. Goodman, who has been a director since 2012, is not standing for re-election. The Board would like to thank Mr. Goodman for his dedicated service to the Board since 2012 and to Hudbay generally for over 40 years.

The CGN Committee considered the current composition of the Board, along with its skills, experience and diversity and thereafter the Committee recommended, and the Board has nominated, Colin Osborne for election. Mr. Osborne’s 20 years of broad experience in the metals and manufacturing industry will increase the depth of technical, mining and operations expertise on the Board and be of great value as we continue to seek to optimize our operations and grow the business (See “Board Composition and Skills” below).

We do not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting or any postponement or adjournment thereof, it is intended that discretionary authority shall be exercised by the persons named in the accompanying form of proxy to vote any proxy for the election of the remaining nominees and any other person or persons in place of any nominee or nominees unable to serve.

6 | 2018 HUDBAY MINERALS INC.

The following table sets forth biographical and other information on each proposed nominee for election as a director.

Carol T. Banducci Toronto, Ontario, Canada Age: 58 Independent: Yes Director Since: 2017 Hudbay Shares Held(1): Nil Deferred Share Units Held: 11,425 Total Value of Common Shares and DSUs(2): $116,192	Committee Memberships:
• Audit Committee

Principal Occupation: Executive Vice President and Chief Financial Officer, IAMGOLD Corporation

Ms. Banducci is Executive Vice President and Chief Financial Officer of IAMGOLD Corporation. She joined IAMGOLD in July 2007, and she currently oversees all aspects of the finance, information technology and investor relations functions. From 2005 to 2007, Ms. Banducci was Vice President, Financial Operations of Royal Group Technologies. Previous executive finance roles include Chief Financial Officer of Canadian General-Tower Limited and Chief Financial Officer of Orica Explosives North America and ICI Explosives Canada & Latin America.

Ms. Banducci has extensive finance experience in capital markets, statutory and management reporting, audit, budgeting, capital programs, treasury, tax, acquisitions and divestments, pension fund management, insurance and information technology. She holds a Bachelor of Commerce degree from the University of Toronto.

Public Company Directorships (Past 5 years):
• Euro Ressources S.A (2009 to 2010; 2014 to present)
• Thompson Creek Metals Company Inc. (2010 to 2016)

Igor A. Gonzales Lima, Peru Age: 63 Independent: Yes Director Since: 2013 Hudbay Shares Held(1): Nil Deferred Share Units Held: 43,855 Total Value of Common Shares and DSUs(2): $446,005	Committee Memberships:
• Environmental, Health, Safety and Sustainability (“EHSS”) Committee
• Technical Committee

Principal Occupation: President and CEO of Sierra Metals Inc.

Mr. Gonzales is from Cusco, Peru and has more than 30 years of experience in the mining industry. He joined Sierra Metals as President and CEO in May 2017, following over two years as Vice President of Operations of Compañia de Minas Buenaventura S.A.A. Prior to that, he was with Barrick Gold Corporation from 1998 to 2013, most recently as Executive Vice President and Chief Operating Officer. Between 1980 and 1996, Mr. Gonzales served in various roles with Southern Peru Copper Corporation.

Mr. Gonzales has a Bachelor of Science degree in Chemical Engineering from the University of San Antonio Abad in Cusco, Peru, and was a Fulbright Scholar at the New Mexico Institute of Mining and Technology, where he earned a Master of Science degree in Extractive Metallurgy.

Public Company Directorships (Past 5 years):
• Sierra Metals Inc. (2013 to present)
• Compaia de Minas Buenaventura S.A. (2014 to 2017)

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Alan Hair Toronto, Ontario, Canada Age: 56 Independent: No Director Since: 2016 Hudbay Shares Held(1): 164,873 Share Units Held: 599,404 Total Value of Common (2) Shares and Share Units : $7,772,697	Committee Memberships: N/A

Principal Occupation: President and Chief Executive Officer, Hudbay Minerals Inc.

Mr. Hair has been Hudbay’s President and Chief Executive Officer since January 2016. Previously, he served as Hudbay’s Senior Vice President and Chief Operating Officer from 2012 to 2015 and he has held a number of senior leadership roles in business development and operations at Hudbay since 1996.

Mr. Hair received his Bachelor of Science degree in Mineral Engineering from the University of Leeds.

Mr. Hair also holds the ICD.D designation from the Institute of Corporate Directors.

Public Company Directorships (Past 5 years):
• Augusta Resource Corporation (2014)

Alan R. Hibben
Toronto, Ontario, Canada

Age: 64
Independent: Yes
Director Since: 2009
Hudbay Shares Held(1): 25,000
Deferred Share Units Held: 186,716
Total Value of Common
Shares and DSUs(2): $2,153,152	Committee Memberships:
• CGN Committee, Chair

Principal Occupation: Corporate Director

Mr. Hibben was appointed Chair of Hudbay’s Board of Directors in May 2017. He has held several senior positions with RBC Capital Markets, including most recently as Managing Director, which he held until his retirement in December 2014. He is currently the principal of Shakerhill Partners Ltd. which provides advice on restructurings, capital markets transactions, and corporate strategy. He also provides expert witness services.

Mr. Hibben received his Bachelor of Commerce Degree from the University of Toronto. He is qualified as a Canadian Chartered Accountant and holds the CFA designation. He is a certified director of the Institute of Corporate Directors (ICD.D).

Public Company Directorships (Past 5 years):
• DHX Media Ltd. (2018 to present)
• Home Capital Group Inc. (2017 to present)
• Extendicare Inc. (2016 to present)
• Discovery Air Inc. (2008 to 2013)

8 | HUDBAY MINERALS INC.

W. Warren Holmes
Stratford, Ontario, Canada

Age: 75
Independent: Yes
Director Since: 2009
Hudbay Shares Held(1): Nil
Deferred Share Units Held: 235,991
Total Value of Common
Shares and DSUs(2): $2,400,028	Committee Memberships:
• CGN Committee
• Technical Committee

Principal Occupation: Corporate Director

Mr. Holmes was Chair of Hudbay’s Board of Directors until May 2017. He also served as Hudbay’s Executive Vice Chairman from November 2009 to July 2010 and its Interim Chief Executive Officer from January 2010 to July 2010. He has over 40 years of mining industry experience, most notably with Noranda Inc. (1964 to 1986) and with Falconbridge Limited (1986 to 2002) where he was Senior Vice-President of Canadian Mining Operations.

Mr. Holmes has been President of the Canadian Institute of Mining & Metallurgy, is a Professional Engineer and holds an engineering degree from Queen’s University and a MBA from the University of Western Ontario.

Public Company Directorships (Past 5 years):
• Foraco International S.A. (Lead Director) (2007 to present)
• Wallbridge Mining Company Limited (Lead Director since 2012) (2002 to present)
• Atlanta Gold Inc. (2008 to 2016)

Sarah B. Kavanagh
Toronto, Ontario, Canada

Age: 61
Independent: Yes
Director Since: 2013
Hudbay Shares Held(1) : Nil
Deferred Share Units Held: 43,855
Total Value of Common
Shares and DSUs(2): $446,005	Committee Memberships:
• Audit Committee, Chair
• CGN Committee
Principal Occupation: Corporate Director

Ms. Kavanagh is a corporate director and a former Commissioner at the Ontario Securities Commission, where she served from 2011 to 2016. Between 1999 and 2010, Ms. Kavanagh served in a number of senior investment banking roles at Scotia Capital Inc. She has also held senior financial positions in the corporate sector.

Ms. Kavanagh graduated from Harvard Business School with a Masters in Business Administration and received a Bachelor of Arts degree in Economics from Williams College in Williamstown, Massachusetts. Ms. Kavanagh completed the Directors Education Program at the Institute of Corporate Directors in 2011. In addition to her public company directorships, Ms. Kavanagh is a director and Chair of the Audit Committee at American Stock Transfer and Canadian Stock Transfer, a director and Chair of the Audit Committee of Sustainable Development Technology Corporation and a director of Canadian Tire Bank.

Public Company Directorships (Past 5 years):
• Valeant Pharmaceuticals International, Inc. (2016 to present)
• WPT Industrial Real Estate Investment Trust (2013 to present)

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Carin S. Knickel
Golden, Colorado, United States

Age: 61
Independent: Yes
Director Since: 2015
Hudbay Shares Held(1): 6,825
Deferred Share Units Held: 68,930
Total Value of Common
Shares and DSUs(2): $770,428	Committee Memberships:
• Compensation and Human Resources Committee, Chair
• EHSS Committee

Principal Occupation: Corporate Director

Ms. Knickel served as Corporate Vice President, Global Human Resources of ConocoPhillips from 2003 until her retirement in May 2012. She joined ConocoPhillips in 1979 and held various senior operating positions in wholesale marketing, refining, transportation and commercial trading as well as leadership roles in planning and business development throughout her career in the U.S. and Europe.

Ms. Knickel holds a bachelor’s degree in marketing from the University of Colorado and a master’s degree in management from Massachusetts Institute of Technology.

Public Company Directorships (Past 5 years):
• Whiting Petroleum Corp. (2015 to present)
• Rosetta Resources Inc. (2012 to 2015)

Alan J. Lenczner
Toronto, Ontario, Canada

Age: 75
Independent: Yes
Director Since: 2009
Hudbay Shares Held(1): 10,000
Deferred Share Units Held: 69,623
Total Value of Common
Shares and DSUs(2): $809,766	Committee Memberships:
• Audit Committee
• Compensation and Human Resources Committee

Principal Occupation: Counsel, Lenczner Slaght Royce Smith Griffin LLP

Mr. Lenczner has been a commercial litigator for over 40 years. He is Founding Partner and now Counsel at Lenczner Slaght Royce Smith Griffin LLP, a litigation-focused law firm. He is a former Commissioner of the Ontario Securities Commission.

Mr. Lenczner has a B.A. (Hon.) and an M.A. He graduated from the University of Toronto with an LL.B. (Hons. Standing) in 1967 and was admitted to the Ontario Bar in 1969. He was appointed Queen’s Counsel in 1982.

Public Company Directorships (Past 5 years):
• Leon’s Furniture Ltd. (1988 to present)

10 | HUDBAY MINERALS INC.

Colin Osborne
Burlington, Ontario, Canada

Age: 53
Independent: Yes
Director Since: N/A (New director nominee)
Hudbay Shares Held(1): 10,000
Deferred Share Units Held: Nil
Total Value of Common
Shares and DSUs(2): $101,700	Committee Memberships: N/A

Principal Occupation: President, Samuel Service Centers, a Division of Samuel, Son & Co.

Mr. Osborne is President, Samuel Service Centers, a Division of Samuel, Son & Co. He joined Samuel Son & Co. in August 2015. From October 2007 through June 2015, Mr. Osborne was Chief Executive Officer and President of Vicwest Inc., and prior to that he was the Chief Operating Officer at Stelco Inc. where his duties included overseeing mining operations.

Mr. Osborne has 30 years of broad experience in the metals, mining and manufacturing industry. He has completed the Executive Program at Queen’s University School of Business and holds a Bachelor of Engineering in Mining and Metallurgy from McGill University.

Public Company Directorships (Past 5 years):
• Strongco Corporation (2011 to 2015)
• Vicwest Corporation (2007 to 2015)

Kenneth G. Stowe
Oakville, Ontario, Canada

Age: 66
Independent: Yes
Director Since: 2010
Hudbay Shares Held(1): 10,000
Deferred Share Units Held: 59,508
Total Value of Common
Shares and DSUs(2): $706,896	Committee Memberships:
• Technical Committee, Chair
• Compensation and Human Resources Committee
Principal Occupation: Corporate Director

Mr. Stowe was Chief Executive Officer of Northgate Minerals Corporation from 2001 until his retirement in 2011. He spent the first 21 years of his career with Noranda Inc. in various operational, research and development, and corporate roles. He has also held senior positions at Diamond Fields Resources Inc. and Westmin Resources Limited.

Mr. Stowe is a mining engineer with a Bachelor of Science and Masters of Science from Queens University. In 2006, he was the recipient of the Canadian Mineral Processor of the Year award.

Public Company Directorships (Past 5 years):
• Alamos Gold Inc. (2011 to present)
• Zenyatta Ventures Ltd. (2014 to 2017)
• Fire River Gold Corp. (2012 to 2013)

1.

The Hudbay Shares indicated for each nominee are those beneficially owned, directly or indirectly, or over which control or direction is exercised, by the nominee as at March 15, 2018 (or, in the case of Mr. Osborne, as at the date of this Circular). The information about Hudbay Shares over which control or direction is exercised, not being within the knowledge of Hudbay, has been furnished by the respective nominees. Unless otherwise indicated, beneficial ownership is direct and the nominee has sole voting and investment power.

2.	Based on the $10.17 closing price of Hudbay Shares on the Toronto Stock Exchange on March 15, 2018.

2018 MANAGEMENT INFORMATION CIRCULAR | 11

Corporate Cease Trade Orders or Bankruptcies

Mr. Holmes was a director of Campbell Resources Inc. (“Campbell”) from 2006 to 2008. Mr. Holmes joined Campbell as a director while it was already under the protection of the Companies’ Creditors Arrangement Act (the “CCAA”). Mr. Holmes resigned from the board of directors of Campbell in November 2008. On January 28, 2009, Campbell once again obtained creditor protection under the CCAA. On December 10, 2009, a receiver was appointed over Campbell’s assets with power to solicit offers for the sale of the assets.

Mr. Holmes was a director of Ferrinov Inc. (“Ferrinov”), a private technology company, from December 2008 to July 2012. In July 2012, Ferrinov filed for bankruptcy and was declared bankrupt under the Bankruptcy and Insolvency Act.

3. APPOINTMENT OF AUDITOR

Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the appointment of Deloitte LLP (“Deloitte”), as our auditor until the close of our next annual meeting of shareholders and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the remuneration of the auditor.

Deloitte was first appointed as our auditor on May 6, 2005. For the year ended December 31, 2017, Deloitte was paid $1,827,735 for audit services and $459,303 for audit-related services. Deloitte was not paid any fees for tax-related or other services in 2017. All non-audit services provided by Deloitte are subject to pre-approval by our Audit Committee. Additional information regarding the compensation of Deloitte is contained in our Annual Information Form for the year ended December 31, 2017 under the heading “Audit Committee Disclosure”. Our Annual Information Form may be found on our website at www.hudbay.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The Board recommends that shareholders vote FOR the appointment of Deloitte as Hudbay’s auditor and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration.

4. AMENDMENT TO ARTICLES – REGISTERED OFFICE

At the meeting, shareholders will be asked to consider and, if deemed advisable, pass, with or without amendment, a special resolution in the form set out in Schedule “A” to this Circular to amend the Articles of Hudbay to change the province in which its registered office is situated from the Province of Manitoba to the Province of Ontario. The Board has determined that it is in the interests of shareholders and Hudbay to change Hudbay’s registered office to the city and province in which its executive office is located.

The Board recommends that shareholders vote FOR the amendment of Hudbay’s Articles to change the province in which its registered office is situated from the Province of Manitoba to the Province of Ontario. In order to be effective, the resolution to amend the Articles must be approved by not less than two-thirds of the votes cast by the shareholders of Hudbay who vote in respect of the resolution.

5. REPEAL AND ADOPTION OF BY-LAWS

At the meeting, shareholders will be asked to consider and, if deemed advisable, to pass, with or without amendment, an ordinary resolution, in the form set out in Schedule “B” to this Circular, confirming the repeal of Hudbay’s current By-law No. 1, as amended, and the replacement of such by-law with Amended and Restated By-law No. 1. A draft copy of Amended and Restated By-law No. 1 is attached as Schedule “C” to this Management Information Circular.

The purpose of the by-law amendment is to update Hudbay’s current by-laws, which were adopted in 2005, and provide Hudbay with a more flexible set of by-laws that are gender neutral and consistent with current corporate governance standards and the Canada Business Corporations Act. In this regard, it should be noted that the amended by-laws would increase the quorum requirement for shareholder meetings from 10% to 25%. The amended by-laws are otherwise generally standard in form and do not include an advance notice by-law.

12 | HUDBAY MINERALS INC.

The Board recommends that shareholders vote FOR the repeal of Hudbay’s By-law No. 1, as amended, and the adoption of Amended and Restated By-law No. 1. In order to be effective, the resolution to adopt Amended and Restated By-law No. 1 must be approved by not less than a majority of the votes cast by the shareholders of Hudbay who vote in respect of the resolution.

6. SAY ON PAY ADVISORY VOTE

Hudbay’s compensation model is designed to: (i) provide competitive compensation to attract and retain talented high-achievers and appropriately incent them to achieve our strategic and operational objectives; and (ii) align the interests of our executives with the long-term interests of our shareholders. Detailed disclosure of Hudbay’s executive compensation program for 2017 and going forward can be found under the heading “Statement of Executive Compensation” found later in this Circular.

The Board has adopted a non-binding advisory vote relating to executive compensation to solicit feedback from shareholders on our approach to executive compensation. As a formal opportunity to provide their views on the disclosed objectives of Hudbay’s compensation model, shareholders are asked to review and vote in a non-binding, advisory manner, on the following resolution:

“BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Circular.”

As an advisory vote, the resolution will not be binding on the Board. However, the Compensation and Human Resources Committee and the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions, all of which are to be consistent with Hudbay’s compensation philosophy (see the “Statement of Executive Compensation” for details).

Hudbay will disclose the results of the Say-on-Pay advisory vote as part of its report on voting results for the meeting.

The Board recommends that shareholders vote FOR the advisory resolution approving Hudbay’s approach to executive compensation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Our Board believes that sound corporate governance practices are essential to the effective management of Hudbay and the protection of its employees and shareholders. Our Board oversees the management of our business and affairs with a view to ensuring that shareholder value is enhanced and the highest standards of ethical conduct are adhered to.

Our Board has adopted corporate governance policies and procedures to assist it in fulfilling this oversight role. The Board fulfills its mandate directly and through its Committees. The directors are kept informed of our operations at regular and special Board and Committee meetings as well as through reports and discussions with management. We believe Hudbay is best served by a Board that functions independently of management and is informed and engaged.

We regularly monitor our corporate governance policies and procedures with a view to ensuring that they continue to guide the Board and management to act in the best interests of Hudbay and our shareholders.

Our Corporate Governance Guidelines (including the Board Charter) are set out in Schedule “D” to this Circular and can be viewed at our website at www.hudbay.com. The following is a description of Hudbay’s corporate governance practices as approved by the Board.

2018 MANAGEMENT INFORMATION CIRCULAR | 13

Highlights of Hudbay’s Corporate Governance Practices

✓

Board Independence: the Chair and all of Hudbay’s directors, other than Mr. Hair, are independent; the Committees of the Board are comprised entirely of independent directors; and independent directors meet without management present at all regular Board meetings.

✓

Gender and Diversity: Hudbay has a written policy for the identification and nomination of director candidates who are diverse in all respects, including gender, and 33% of our independent directors are women.

✓	Majority Voting: Hudbay has adopted a majority voting policy governing the election of directors.

✓

Board Composition and Skills: the Board has developed a skills matrix that is used by the CGN Committee to evaluate the current composition and strengths of the Board as well as the skills and experience that should be sought in new director nominees.

✓	Board Renewal: the Board is focused on renewal, as evidenced by the addition of six new independent directors in the last six years.

✓	Director Education: the Board regularly receives presentations on educational topics and strategy and visits our operations and key development projects.

✓	No Overboarding: the Chair of the Board must approve any other directorships held by our directors and none of our directors currently sit on the board of more than three other reporting issuers.

✓

No Interlocking Directorships: directors are prohibited from having more than one interlocking directorship without the approval of the CGN Committee. None of our directors currently have an interlocking directorship.

✓

Ethical Business Conduct: Hudbay is committed to conducting business honestly, ethically and fairly and has adopted a Code of Business Conduct and Ethics, a Statement on Anti-Corruption, a Global Supplier Due Diligence Policy and a Supplier Code of Conduct and Ethics and regularly carries out certification and training programs with regard to its key compliance policies.

✓

Disclosure Policy: Hudbay has a Disclosure Policy that requires the company to provide timely disclosure of material information in a manner that is broadly accessible on a non- exclusionary basis. Hudbay’s Disclosure Committee reviews and supervises the preparation of all public disclosure and is responsible for ensuring that information is disclosed in accordance with the Disclosure Policy.

✓

Risk Management: Hudbay has a formalized risk management program that has been approved by the Board, on the recommendation of the Audit Committee. As part of this process, the Board and its Committees receive quarterly risk reporting from management and plans are in place to monitor, manage and report on the principal risks. In addition, Hudbay has an internal audit function that is responsible for establishing a flexible, risk- based annual audit plan and reports to the Audit Committee.

✓

Transparent Executive Compensation: as discussed in detail in our “Statement of Executive Compensation”, the Board is committed to good governance, transparent disclosure and enhanced dialogue with our shareholders regarding our executive compensation program and has adopted a number of policies with this in mind.

14 | HUDBAY MINERALS INC.

BOARD OF DIRECTORS: THE ROLE OF THE BOARD

The Board mandate has been formalized in a written Board Charter that sets out specific responsibilities, which include:

•	reviewing and approving the strategic plan and business objectives that are submitted by senior management and monitoring the implementation by senior management of the strategic plan;
•

reviewing the principal strategic, operational, reporting and compliance risks for Hudbay and overseeing, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and monitoring of risks;

•

ensuring, with the assistance of the CGN Committee, the effective functioning of the Board and its Committees in compliance with applicable corporate governance requirements, and that such compliance is reviewed periodically by the CGN Committee;

•	ensuring internal controls and management information systems are in place and are evaluated and reviewed periodically on the initiative of the Audit Committee;
•

assessing the performance of senior management, including monitoring the establishment of appropriate systems for succession planning (including the development of policies and principles for Chief Executive Officer selection and performance reviews) and periodically monitoring the compensation levels of the members of senior management based on the determinations and recommendations made by the Compensation and Human Resources Committee;

•	ensuring we have in place a policy for effective communication with shareholders, other stakeholders and the public generally; and
•

reviewing and, where appropriate, approving the recommendations made by the various Committees, including the selection of nominees for election to the Board, appointment of directors to fill vacancies on the Board, appointment of members of the various Committees and establishing the form and amount of director compensation.

Independence

For a director to be considered independent under the policies of the Canadian Securities Administrators, he or she must have no direct or indirect material relationship with us, being a relationship that could, in the view of the Board, reasonably be expected to interfere with the exercise of his or her independent judgment, and must not be in any relationship deemed to be not independent pursuant to such policies. To assist in determining the independence of directors for purposes that include compliance with applicable legal and regulatory requirements and policies, the Board has adopted certain categorical standards, which are part of our Corporate Governance Guidelines.

With the assistance of the CGN Committee, the Board has considered the relationship to Hudbay of each of the nominees for election by the shareholders and has determined that nine of the ten directors nominated for election at the Meeting are independent. The following table sets out the relationship of the nominees for election as directors to Hudbay.

Name	Independent	Not Independent	Reason for Non-Independent Status
Carol T. Banducci	✓
Igor A. Gonzales	✓
Alan Hair		✓	President and Chief Executive Officer of Hudbay
Alan R. Hibben	✓
W. Warren Holmes	✓
Sarah B. Kavanagh	✓
Carin S. Knickel	✓
Alan J. Lenczner	✓
Colin Osborne	✓
Kenneth G. Stowe	✓

2018 MANAGEMENT INFORMATION CIRCULAR | 15

Restrictions on Board Membership at Other Entities

Our Corporate Governance Guidelines prohibit our directors from having more than one interlocking directorship (being one in which two or more of our directors sit together on the board of another reporting issuer), without the approval of our CGN Committee. Currently, none of our directors sit together on the board of directors of any other reporting issuer.

Our Corporate Governance Guidelines do not restrict the number of public company boards on which our directors may sit. However, our Code of Business Conduct and Ethics requires that the Chair approve any other directorships held by our directors. In addition, directors are expected to devote the required time and effort to discharge their obligations as members of the Board. Currently, none of our directors sit on the boards of more than three other reporting issuers.

For more information about the nominees for election at the Meeting, including a listing of the reporting issuers on whose boards our nominee directors sit, see above under the heading “Election of Directors – Nominees for Election as Directors”.

Independent Chair

In addition to having a majority of independent directors, the Board has adopted a variety of procedures to allow for the independent functioning of the Board from management. Those procedures include having a Chair who is an independent director with a formal mandate to assist the Board in fulfilling its duties effectively, efficiently and independent of management. The responsibilities of the Chair include acting as a liaison between the Board and the Chief Executive Officer, working with the Chief Executive Officer to ensure that the Board is appropriately involved in approving and supervising Hudbay’s strategy and recommending procedures to enhance the work of the Board. The Board has also adopted a position description for the Chair of each of the Board Committees. The Board Chair works with the Chairs of the Committees to assist them in carrying out their roles and responsibilities as detailed in their respective position descriptions and Committee charters. The full position descriptions of the Board Chair and the Chair of each Committee, including a complete list of their responsibilities, which have been approved by the Board, are available on our website at www.hudbay.com.

CEO Position Description

The Board has approved a position description for the Chief Executive Officer (available on our website at www.hudbay.com), which delegates to the CEO the responsibility for providing strategic leadership and vision by working with the Board and the senior management team to establish, implement and oversee our long-range goals, strategies, plans and policies, subject to the direction and oversight of the Board. The Chief Executive Officer reports formally to the Board, as well as less formally through discussions with members of the Board, to advise the Board on a timely basis of management’s current and proposed courses of action. The Board exercises its responsibility for oversight through the approval of all material decisions and initiatives affecting Hudbay.

Board Composition and Skills

The CGN Committee, which is composed entirely of independent directors, assists the Board in identifying skills and areas of expertise that are desirable to add to the Board, assists the Board by identifying individuals qualified to become members of the Board, and recommends to the Board nominees for election to the Board in annual meetings, and directors to be appointed to each Committee and as the Chair of each Committee. In doing so, the CGN Committee applies a number of criteria in assessing individuals that may be qualified to become directors and members of Committees. The following Board skills matrix sets out the skills and expertise that the Board considers important to fulfill its oversight role in respect of Hudbay, the specific skills and expertise of each director nominee and reflects the current strengths of the Board as a whole.

16 | HUDBAY MINERALS INC.

	Carol Banducci	Igor Gonzales	Alan Hair	Alan Hibben	Warren Holmes	Sarah Kavanagh	Carin Knickel	Alan Lenczner	Colin Osborne	Kenneth Stowe
CEO/Senior Officer	✓	✓	✓	✓	✓	✓	✓		✓	✓
Leadership	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Mining/Resource Industry	✓	✓	✓		✓		✓		✓	✓
Finance and M&A	✓		✓	✓		✓	✓	✓	✓	✓
Operations	✓	✓	✓		✓		✓		✓	✓
International Business	✓	✓	✓	✓	✓	✓	✓		✓	✓
Government Relations		✓	✓
Environment, Health, Safety and Sustainability		✓	✓		✓				✓	✓
Human Resources/ Executive Compensation	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Corporate Governance	✓			✓	✓	✓	✓	✓	✓
Risk Management	✓	✓	✓	✓		✓			✓
Marketing		✓	✓				✓		✓	✓
Legal/Regulatory			✓			✓		✓	✓

Each director is required to complete a self-assessment of his or her skills and such data is compiled into the matrix. The Board skills matrix is maintained to identify and evaluate the competencies and skills of its members based on the individual experience and background of each director and to identify areas for strengthening the Board, if any, and address them through the recruitment of new members.

In assessing individual director nominees, the CGN Committee considers, in addition to the skills and expertise highlighted in the Board skills matrix, the following criteria: (i) judgment and character; (ii) diversity of the Board, including diversity of gender, viewpoints, backgrounds, experiences and other demographics; and (iii) the extent to which the interplay of a nominee’s expertise, skills, knowledge and experience with that of other members of the Board will build a Board that is effective, collegial and responsive to our needs.

Board and Committee Evaluations

Annually, under the supervision of the CGN Committee, the directors conduct a formal evaluation of the performance and effectiveness of the Board and its Committees. As part of this process, each director is interviewed by a member of the CGN Committee to assess the performance of the Board and the individual directors, the independence of the Board, its relationship with senior management, the performance of the Chair and any other issues of concern. The results of these interviews are then reviewed by the CGN Committee, which reports to the full Board. Members of each Committee are also required to complete questionnaires that deal with the performance of the Committee and its Chair and ask the Committee members to raise any matters of concern. The results of these questionnaires are discussed duringin camera sessions of the Committees.

Age and Term Limits; Focus on Board Renewal

We do not have age or term limits for service on the Board. Instead, the Board focuses on renewal, as evidenced by our addition of six new independent directors in the last six years. As part of this focus on board renewal, the Board is vigilant in monitoring the performance of each director and will ask directors who are no longer able to contribute effectively due to age or other factors to step down from the Board.

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Board and Committee Meetings and Attendance

The Board meets a minimum of four times per year and as otherwise required. Typically, each committee of the Board meets at least four times each year, or more frequently as deemed necessary by the applicable committee. The frequency of meetings and nature of each meeting agenda depend on the business and affairs that Hudbay faces from time to time. The table below provides details regarding director attendance at Board and committee meetings held during the year ended December 31, 2017.

Directors	Board of Directors	Audit Committee	Compensation & Human Resources Committee	Corporate Governance & Nominating Committee	EHSS Committee	Technical Committee	Totals
	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Overall % Attendance
Carol T. Banducci	7 of 7	4 of 4					11	100%
Alan Hair	10 of 11	—	—	—	—	—	10	91%
Igor A. Gonzales	11 of 11	—	—	—	5 of 5	4 of 5	20	95%
Tom A. Goodman	10 of 11	6 of 6	—	—	5 of 5	—	21	95%
Alan R. Hibben	10 of 11	—	2 of 2	3 of 3	—	—	15	94%
W. Warren Holmes	11 of 11	—	—	3 of 3	—	3 of 3	17	100%
Sarah B. Kavanagh	11 of 11	6 of 6	—	3 of 3	—	—	20	100%
Carin S. Knickel	11 of 11	—	5 of 5	—	5 of 5	—	21	100%
Alan J. Lenczner	11 of 11	6 of 6	5 of 5	—	—	—	22	100%
Kenneth G. Stowe	10 of 11	—	3 of 3	—	3 of 3	5 of 5	21	95%
Michael T. Waites(1)	2 of 4	1 of 2				1 of 2	4	50%

(1) Mr. Waites did not stand for re-election and departed the Board in May 2017.

In Camera Sessions without Management

The independent members of the Board meet without management in in camera sessions at all regular Board meetings. During the year ended December 31, 2017, the Board held in camerasessions of the independent directors at seven Board meetings. In addition, all of the committees hold in camera sessions without the presence of management at each regular meeting.

Director Orientation and Continuing Education

Senior management, working with the Board, provides appropriate orientation and education for new directors to familiarize them with Hudbay and its business. New directors are provided with a comprehensive manual which includes, among other things, information about the duties and obligations of directors (including copies of the Board Charter, Committee charters and Hudbay policies), descriptions of our organizational structure, operations and compensation plans, and copies of our most recent core public disclosure documents. New directors are expected to meet with members of senior management and attend site visits at our key properties within a short period after joining the Board, and new directors are invited to sit in on meetings of Committees of which they are not a member to get a sense of how these Committees operate.

Our directors are encouraged to attend third party educational programs. In addition, we frequently include a director education topic on the agenda at Board meetings and dinners. This typically involves presentations to the Board by members of management and third party advisers in respect of our business and operations, corporate development, strategy, legal and regulatory matters, corporate social responsibility and industry trends and practices. In 2017, our directors participated in the following education-related activities:

•

Rosemont Site Visit: nine of our ten directors attended a site visit to our Rosemont project in Arizona in November 2017 and received presentations on, among other things, project execution, permitting and environmental matters; prior to this, in October 2017, the members of the Board’s Technical Committee visited Rosemont for a more detailed review and discussion of these matters.

18 |HUDBAY MINERALS INC.

•

Constancia Site Visit: in August 2017, Mr. Hibben and Ms. Banducci (who joined the Board in 2017), visited our Constancia mine in Peru and received presentations on, among other things, the economic and political environment in Peru, mine operations, community relations and health, safety, security and environmental matters;

•

Education and Strategy Presentations: during 2017, the Board received presentations from management on, among other things, Corporate Strategy (February, May, August and November 2017), Long-Range Financial Planning (August 2017) and Value Creation in the Mining Industry (November 2017).

DIVERSITY POLICY

In March 2015, the Board amended our Corporate Governance Guidelines (a copy of which can be found at Schedule “D”) to include a written policy for the identification and nomination of director candidates who are diverse in all aspects, including gender. Pursuant to our Corporate Governance Guidelines, in assessing individual director nominees, the CGN Committee considers, among other things, diversity, including diversity of gender. Search consultants, when engaged by Hudbay, are instructed by the CGN Committee to have broad selection criteria that includes a mix of skills and expertise, and to identify candidates based on diversity of gender, age, ethnicity and geographic background.

The Board recognizes the value of having directors with diverse attributes on the Board and is committed to ensuring that there is increased representation of women on the Board. There are currently three female directors on the Board (representing 33% of our independent directors). The Board, however, has not established fixed targets regarding female representation on the Board or in executive officer positions. The Board believes that establishing quotas or taking a formulaic approach does not necessarily result in the identification or selection of the best candidates.

In addition to the expertise and experience required, management considers the representation of women when making recommendations to the Board on executive officer appointments and the Board considers both the level of female representation and diversity as essential considerations in the selection process for executive officers.

Hudbay intends to measure the effectiveness of its diversity policy by looking at the increase in female representation on the Board and in executive positions over time, including, for example, the appointments of Sarah B. Kavanagh, Carin S. Knickel and Carol T. Banducci to the Board in 2013, 2015 and 2017, respectively. During this same period, three women were appointed to the senior management team. The CGN Committee is responsible for ensuring that the objectives of our diversity policy are applied in identifying and evaluating candidates for Board and executive leadership positions.

The number and percentage of our current directors and executive officers who are women is as follows:

Female representation	Number of Women	Total Number	Percentage
Board of Directors	3	10	30%
Executive Officers	2	13	15%

HudBay Peru SAC, a major subsidiary of Hudbay, does not have any directors and none of its current executive officers are women.

COMMITTEES OF THE BOARD

The Board has established five standing Committees to assist it in discharging its mandate. The roles of the Committees are outlined below and their charters may be viewed on our website at www.hudbay.com.

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Independence of Committees

The members of the Board’s Committees are appointed by the Board upon the recommendation of the CGN Committee. All of our directors who are currently members of Committees of the Board are independent directors within the meaning of applicable securities laws and the categorical standards set out in our Corporate Governance Guidelines.

Audit Committee

Members: Sarah B. Kavanagh (Chair), Carol T. Banducci, Tom A. Goodman and Alan J. Lenczner.

The duties of the Audit Committee include making recommendations to the Board with respect to our quarterly and annual financial results, including management’s discussion and analysis thereof, and reporting to the Board any issues of which the Audit Committee is aware respecting the quality or integrity of our financial statements, any significant financial reporting issues and judgments made in connection with the preparation of our financial statements and the adequacy of our internal controls. The Audit Committee also oversees the performance of our independent auditor and the scope of its audit, as well as our internal audit function and our enterprise risk management and insurance programs. The Audit Committee receives regular reports from management on internal audit, risk management, tax strategy, insurance, litigation, compliance with our Code of Business Conduct and Ethics (the “Code”), pension matters and other matters. In addition, the Audit Committee is responsible for overseeing investigations relating to any complaints received by our third party whistleblower service and for ensuring that appropriate resources are allocated to such investigations.

In 2017, the Audit Committee’s activities also included:

•

Receiving presentations from management on various current issues, including information technology strategy and risk management; decommissioning and restoration obligations; effective tax rates; and succession planning for the Finance group.

•	Overseeing the Corporation’s first filing under the Extractive Sector Transparency Measures Act.
•	Overseeing the implementation of a new enterprise resource planning system at the corporate office.

In addition, in 2017, Ms. Banducci visited our Constancia mine (as described above) and met with Deloitte’s audit team in Peru.

The Audit Committee meets at least quarterly and meets separately with senior management periodically, and with the independent auditor and internal audit group as appropriate. All regular meetings of the Audit Committee include a session at which only members of the Audit Committee are present, a session at which the head of internal audit is present with the Audit Committee without other members of management present and a session at which only the independent auditor is present with the Audit Committee.

None of the members of the Audit Committee may serve on the audit committee of more than three reporting issuers in addition to Hudbay without the prior approval of the Audit Committee, the CGN Committee and the Board. No member of the Audit Committee serves on the audit committee of more than three other reporting issuers.

Information about the remuneration of the independent auditor for the last two years is contained in Hudbay’s Annual Information Form (“AIF”) for the year ended December 31, 2017 under the heading “Audit Committee Disclosure” and a copy of the Audit Committee’s charter is attached as Schedule “C” to the AIF. Our AIF may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Compensation and Human Resources Committee

Members: Carin S. Knickel (Chair), Alan J. Lenczner and Kenneth G. Stowe.

The Compensation and Human Resources Committee assists the Board in discharging its responsibilities relating to recruitment, development and retention of senior management, officer appointments, performance evaluations and compensation of senior management, senior management succession planning, compensation structure for the Board and senior management, including salaries, annual and long-term incentive plans and plans involving share issuances and share unit awards and share ownership guidelines. In 2017, the Committee oversaw the development of the mandate for negotiating collective agreements with our unionized workforce in Manitoba and the organizational effectiveness review carried out by management with the intention of clarifying the roles and responsibilities of employees across the organization. In 2017, the Committee also revised its Charter to clarify its responsibilities respecting human resources oversight.

20 | HUDBAY MINERALS INC.

For a detailed discussion of the role of the Compensation and Human Resources Committee and its activities in 2017 see “Statement of Executive Compensation”.

Corporate Governance and Nominating Committee

Members: Alan R. Hibben (Chair), W. Warren Holmes and Sarah B. Kavanagh

The CGN Committee makes recommendations to the Board as to the size of the Board, standards for director independence, nominees for election as directors, the composition of Committees and development of appropriate corporate governance policies and guidelines. In addition, it is responsible for administering the Code and the Confidentiality and Insider Trading Policy, assisting the Board and the Committees in their annual review of their performance, reviewing the relationship between the Board and senior management and undertaking such other initiatives that may be necessary or desirable to enable the Board to provide effective corporate governance. The CGN Committee views its most important role as assessing the Board’s ability to make effective decisions and to ensure the effective governance of Hudbay.

In 2017, the CGN Committee’s activities also included consideration of the current composition of the Board, along with its skills, experience and diversity, and thereafter the Committee conducted a search for a new director nominee and ultimately recommended Colin Osborne for election.

Environmental, Health, Safety and Sustainability Committee

Members: Tom A. Goodman (Chair), Igor A. Gonzales, and Carin S. Knickel

The purpose of the EHSS Committee is to assist the Board in discharging its responsibilities relating to its oversight of our policies, programs and systems relating to environment, health, safety and sustainability, and monitoring legal and regulatory issues to ensure our compliance with applicable legislation, rules and regulations and management best practices.

The EHSS Committee receives quarterly reports from management, which include reports on health and safety incidents that occurred during the quarter across all of our operations, as well as measures taken to reduce the likelihood of such incidents occurring in the future, any non-compliances with applicable environmental regulations, and any internal and external environmental, health and safety audits conducted during the quarter. The EHSS Committee also receives regular reports on the management systems at our operations and reviews and recommends our annual corporate social responsibility report for approval.

In 2017, the EHSS Committee’s activities also included overseeing the development of the Flin Flon closure plan and receiving reports from management on community development commitments in Peru and tailings governance across our operations.

Technical Committee

Members: Kenneth G. Stowe (Chair), Igor A. Gonzales and W. Warren Holmes

The Technical Committee assists the Board in its oversight of technical and operational matters, including receiving regular updates from management on key technical and operational issues and initiatives, overseeing reserve/resource calculations, reviewing operational budgets, receiving reports on production and cost performance, assessing our systems and processes for reviewing technical risks and technical controls in place at our operations, and discussing with management the technical merits of proposed acquisition targets and significant operational initiatives proposed to be undertaken.

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In 2017, the Technical Committee’s activities also included overseeing the preparation of the Lalor and Rosemont Technical Reports, reviewing our exploration strategy, reviewing the technical risks and opportunities for the Rosemont project and receiving reports from management on post-project reviews. Members of the Technical Committee also conducted a site visit to our Rosemont project in 2017.

SUCCESSION PLANNING FOR EXECUTIVE OFFICERS

Hudbay has a formal process for succession planning for its executive officers. At its meeting on November 21, 2017, the Compensation and Human Resources Committee received a report from management on succession planning for executives. When discussing succession planning, the Chief Executive Officer is solicited for his input on succession planning for his direct reports and other executives. CEO succession planning is discussed during in camera meetings of the Compensation and Human Resources Committee and the full Board. At these meetings, the Compensation and Human Resources Committee and Board consider candidates with long-term potential to serve as Hudbay’s CEO and they also identify candidates who could step into the role immediately in the event the CEO departs unexpectedly.

ETHICAL BUSINESS CONDUCT

As part of its commitment to maintaining the highest ethical standards, the Board has adopted a Code of Business Conduct and Ethics (the “Code”) which applies to all of our directors, officers and employees, our subsidiaries and affiliates and other persons in similar relationships with those entities. The Code addresses such matters as compliance with laws, conflicts of interest, confidential information, protection and proper use of Hudbay assets, fair dealing, rules and regulations and the reporting of illegal and unethical behaviour, including laws prohibiting improper payments to government officials.

In addition, the Board has adopted a Certification Policy, in accordance with which new employees and directors must read the Code when hired or appointed and acknowledge that they will abide by the Code. The Certification Policy also requires that all directors, officers and all active employees across the organization certify their understanding of the Code and acknowledge that they will abide by the Code on an annual basis. We also regularly conduct training sessions across the organization relating to the applicable laws prohibiting bribery, to ensure that certain employees, especially those who may interact with government and other third parties, understand such laws and know how to comply with them. In 2017, we completed an online certification and training campaign in which all active employees were provided copies of the Code and our key compliance policies (including anti-corruption policies), asked to e-sign the policies to certify their compliance therewith and complete a training program in respect of such policies.

The Board has also adopted a Statement on Anti-Corruption to further demonstrate our commitment to conducting business honestly, ethically and in compliance with the laws of the jurisdictions in which we operate and have assets. In addition, our Global Supplier Due Diligence Policy, adopted in 2015, and our Supplier Code of Conduct and Ethics, adopted in March 2017, ensure that we and our subsidiaries transact with suppliers who share our expectations for ethical conduct.

We encourage personnel who become aware of a conflict or potential conflict or departure from the Code to bring it to the attention of a supervisor or department head. The Board has adopted a policy (the “Whistleblower Policy”) for employees and others to report concerns regarding, among other things, violations of the Code or anti-bribery legislation or concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters. These concerns may be reported to the Chair of the Audit Committee, who will promptly conduct or mandate an individual, who may be a member of senior management or another person, to conduct a thorough investigation of the complaint. In additional, under the Whistleblower Policy, Hudbay has a third party hotline and website that allows individuals to report any concerns about inappropriate business conduct confidentially and anonymously. These concerns can be reported online, by mail or by phone.

The Board, through the Audit Committee, monitors compliance with the Code. Hudbay’s Vice President and General Counsel provides day-to-day management over Hudbay’s global compliance with the Code and other core policies, including management of our Whistleblower Policy and program, and reporting quarterly on such matters to the Audit Committee.

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Any waivers of the Code for directors or members of senior management may only be granted by the Board. The Board did not grant any waiver of the Code in 2017. In the unlikely event of such a waiver, it will be disclosed to shareholders as required by applicable law.

A copy of the Code may be accessed on our website at www.hudbay.com or on Hudbay’s profile on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. Copies of the Whistleblower Policy, Supplier Code of Conduct and Ethics and the Statement on Anti-Corruption may be accessed on our website at www.hudbay.com.

DISCLOSURE POLICY

In addition to our timely and continuous disclosure obligations under applicable law, we also have a formal policy for dealing with analysts, shareholders and the financial press. Our Disclosure Policy is intended to ensure that we provide timely disclosure of material information in a manner that is broadly accessible on a non-exclusionary basis by all market participants.

Hudbay’s management has established a Disclosure Committee that is responsible for ensuring that information is disclosed in accordance with the Disclosure Policy and otherwise in accordance with applicable securities laws. The members of the Disclosure Committee include the President and Chief Executive Officer, the Senior Vice President and Chief Financial Officer, the Senior Vice President and Chief Operating Officer, the Senior Vice President, Corporate Development and Strategy, the Vice President and General Counsel, the Director, Investor Relations and such other members of senior management as shall be deemed appropriate from time to time by the Disclosure Committee.

The Disclosure Committee reviews and supervises the preparation of all news releases and public filings prior to their release and assists Hudbay management with their evaluation of the effectiveness of our disclosure controls. In addition, the Board gives final approval of material disclosure items and all news releases and public filings disclosing Hudbay’s financial performance are reviewed by the Audit Committee, which ultimately recommends such disclosure for approval by the Board.

STRATEGIC PLANNING AND RISK MANAGEMENT

A key element of the Board’s responsibilities is to review the principal strategic, operational, reporting and compliance risks for the Corporation and oversee, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and the monitoring of risks.

The Board is ultimately responsible for providing overall governance of the risk management function, by approving the risk management policy and assessing the risk associated with Hudbay’s strategy and corporate objectives, ensuring senior management has instituted processes to identify and inform the Board of material risks the company faces, and overseeing management of top tier risks through quarterly risk reporting (including the trends and potential impact of such risks) provided by management to the Board and its committees, as appropriate.

The Audit Committee is responsible for assisting the Board and its Committees in their oversight and evaluation of the risk management process. In this capacity, the Audit Committee is responsible for, among other things, recommending to the Board for approval a policy that sets out the risk philosophy of the Company, approving a formalized, disciplined and integrated risk management process that is developed by senior management and, as appropriate, the Board and its Committees, to monitor, manage and report principal risks, reviewing the quarterly risk reporting provided by the risk management team and meeting with management to review and discuss management’s timely identification of the most significant risks. Among its responsibilities, management is responsible for the effective and timely management of risks and for creating a supportive environment that encourages risk management practices.

The head of internal audit is responsible for establishing a flexible, risk-based annual audit plan to determine the priorities of the internal audit function, consistent with Hudbay’s strategic plan and aligned with the enterprise risk management program, including but not limited to risk registers and risk appetite and tolerance levels. The Audit Committee approves the annual internal audit plan.

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SHAREHOLDER ENGAGEMENT

We communicate with our shareholders in a wide variety of ways, including through our website, news releases and other public disclosure documents, investor presentations, industry conferences and meetings with our shareholders. We also hold conference calls in respect of quarterly earnings releases and major corporate developments and such calls are open to be heard by the public. Details of the notice of time, place, general substance and method of accessing any such call and instructions as to where and how long the public will be able to access transcripts or replays are broadly disseminated.

The Board of Directors is committed to engaging in constructive communications with our shareholders and in March 2016 the Board adopted a Shareholder Engagement Policy, which is available on our website at www.hudbay.com. In addition to our annual general meeting, during which all shareholders have the opportunity to interact with our directors, the policy expresses our directors’ interest in meeting with key shareholders to discuss specific matters of mutual interest and concern. Shareholders may also initiate communication directly with the Board by contacting our Chair by mail or email at:

Hudbay Minerals Inc.
Attention: Chair of the Board
25 York Street, Suite 800
Toronto, Ontario, Canada M5J 2V5
Email: chairman@hudbay.com

In 2017, our Board Chair and the Chair of our Compensation and Human Resources Committee met with certain of our largest shareholders to discuss our corporate governance, strategy and executive compensation.

THE NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE LISTING STANDARDS

We, as a “foreign private issuer” in the United States, may rely on home jurisdiction listing standards for compliance with the New York Stock Exchange (“NYSE”) Corporate Governance Listing Standards but must comply with the following NYSE rules: (i) the requirement (Section 303A.06) that the Audit Committee meet the standards of Rule 10A 3; (ii) the requirement (Section 303A.11) that we disclose in our annual report or on our website any significant differences between our corporate governance practices and the NYSE listing standards; (iii) the requirement (Section 303A.12(b)) that our CEO notify the NYSE in writing after any executive officer becomes aware of any non-compliance with the applicable provisions of NYSE Corporate Governance Listing Standards; and (iv) the requirement (section 303A.12(c)) that we submit an executed annual written affirmation affirming our compliance with audit committee requirements of Rule 10A 3 or, as may be required from time to time, an interim written affirmation to the NYSE in the event of certain changes to the Audit Committee membership or a member’s independence

As required by the NYSE, a statement of the significant differences between our current corporate governance practices and those currently required for U.S. companies listed on the NYSE is available on our website at www.hudbay.com.

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STATEMENT OF EXECUTIVE COMPENSATION

MESSAGE FROM THE CHAIR OF THE COMPENSATION AND HUMAN RESOURCES COMMITTEE

Fellow Shareholders,

The Compensation and Human Resources Committee is pleased to provide you with an overview of Hudbay’s performance in 2017 and a summary of our approach to determining the compensation of our executives. Last year was the inaugural year for an advisory shareholders vote on executive compensation and yielded an 89% shareholder approval. We appreciated the support for our programs and continued to fine tune them, as you will note below, to align with the shareholder experience.

Hudbay’s 2017 Performance

In 2016, Hudbay responded to the sharp downturn in the metals market environment by increasing our operating efficiency and reducing our costs. This, along with the rebound in metals prices, placed us in a good position to generate strong cash flow from our operations in 2017. We met or exceeded our production guidance and achieved this result with strong safety performance, including zero lost time accidents at our Constancia mine in Peru. We laid the groundwork for future growth by securing one of the two remaining key permits at our Rosemont project in Arizona and advancing growth opportunities at our Lalor mine in Manitoba and the Pampacancha deposit in Peru. Our increased cash flow has also allowed us to begin pursuing strategic exploration opportunities. While we limited the amount of exploration we conducted during the market downturn, we identified a number of prospective exploration targets on our own properties, signed several earn-in agreements with other companies and significantly increased our land position.

2017 Compensation

At the recommendation of the Compensation and Human Resources Committee, the Board assessed Hudbay’s 2017 performance at 104 out of 100. Performance was assessed against objectives set forth in the company’s corporate scorecard, which includes the categories of operations, financial performance and growth. While certain elements of our performance are objectively measurable, including metal production, operating costs and safety performance, other elements such as community relations and growth initiatives are assessed subjectively. The factors that supported the performance scores in each category of the corporate scorecard are described in our Compensation Discussion and Analysis.

Changes in 2017 Long-term Incentive Program

A significant part of our executives’ compensation is “at risk” incentive awards, including cash-based short-term incentives and equity-based long-term incentives. Our long-term incentives, known as LTIP, are granted in the form of share units that vest after three years. The share units are front-end performance conditioned, meaning the value of each year’s award is based on the prior year’s performance.

During 2016, the Committee undertook a comprehensive review of our LTIP program, considering a number of alternatives for vesting conditions of the LTIP grants. The Committee’s review led to the adoption of a relative TSR modifier that gives the Board discretion to adjust the value of LTIP grants by up to +/- 20% based on Hudbay’s one, three and five year Total Shareholder Return (TSR) performance against a group of peer companies. We believe this will further enhance the alignment between our executive compensation and the performance of our shares. In 2017, our one year TSR of 44% was the second best among the nine companies in the peer group, and our three and five year performance were fifth and third among the peer group, respectively. This strong relative TSR performance resulted in an increase to the value of our 2017 LTIP grants by 12%.

Additional detail on our LTIP grants, corporate and individual performance and the various elements and amounts of compensation awarded to our executives and directors can be found in the pages that follow. The Committee has reviewed and discussed with management the Compensation Discussion and Analysis and other compensation disclosure included below and recommended to the Board that it be included in this Circular. We encourage you to take the time to review such information.

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The Committee welcomes the opportunity for dialogue with shareholders as we continue our efforts to structure programs aligned with long-term shareholder value. We can be reached directly at chairman@hudbay.com. In addition, we will be available at the Annual and Special Meeting to answer any questions.

Sincerely,

Carin S. Knickel, Chair of Hudbay’s Compensation and Human Resources Committee

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EXECUTIVE SUMMARY	COMPENSATION DISCUSSION & ANALYSIS

Overview and Elements of Executive Compensation

Our executive compensation program aims to provide competitive compensation and align the interests of our executives with the long-term interests of our shareholders. Accordingly, the Compensation and Human Resources Committee (the “Committee”) and the Board recognize that a significant portion of our executives’ compensation must be variable and linked to performance objectives set by the Board, including equity-based compensation, in the form of share units.

Our executives’ “total direct compensation” consists of base salary, an annual short-term incentive cash bonus (“STIP”) and long-term equity-based incentives (“LTIP”). In 2017, 50% of our NEOs’ total direct compensation was awarded as LTIP, in the form of share units that vest and become payable after three years. In the case of our CEO, that percentage was 56%.

NEOs’ Total Direct Compensation	CEO’s Total Direct Compensation

We generally target our executives’ compensation at the market median, with a significant component of compensation being “at risk”. Following the announcement of our CEO transition at the end of 2015, the Board, upon the Committee’s recommendation, set the 2016 compensation of Alan Hair (our CEO) and Cashel Meagher (our COO) at a discount to their predecessors at Hudbay and the market median. For 2017, the Board moved Alan, Cashel and David Bryson (our CFO), who was also below the market median, two-thirds of the way from their 2016 compensation to the market median.

2017 Corporate Scorecard

Our executives’ STIP and LTIP awards are determined by a combination of individual and corporate performance. The corporate performance score accounts for 60% of our non-CEO NEOs’ STIP and LTIP grants and 100% of our CEO’s STIP and LTIP grants.

Hudbay achieved most of the corporate performance objectives set by the Board for 2017 and, in certain cases, achieved superior performance. The overall corporate performance score for 2017 was 104/100. A summary of the corporate scorecard is set out below.

Objective	Key Achievements		Score
Operations	•	Strong safety performance, including zero LTAs at Constancia
	•	Consolidated metal production met or exceeded 2017 guidance ranges, though combined unit operating costs at Manitoba and Peru exceeded guidance	45/40
	•	Signed three-year collective agreements with unionized workforces in Manitoba and Peru
Financial	•	Operating cash flow of US$530 million (after normalization of metals prices and foreign exchange) was below target but met threshold	27/30
Performance	•	Access to and cost of capital improved with US$200 million equity financing, amended and extended credit facilities and completed strategic risk management plan for Rosemont
	•	Achieved target growth in net asset value per share

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Growth	•	Received Final Record of Decision for Rosemont
	•	Improved prospects for reserve and resource growth and project pipeline with new 5 year strategic plan for Exploration, increased land position and acquisition of mining concessions near Constancia	32/30
		Total	104/100

The table below summarizes the total direct compensation awarded to each of our NEOs in 2017 based on individual and corporate performance.

Name and Title	Base Salary	STIP Award	LTIP Grant Value	Total Direct Compensation
Alan Hair President and CEO	$750,000	$780,000	$1,965,600	$3,495,600
Cashel A. Meagher SVP and COO	$510,000	$417,792	$877,363	$1,805,155
David S. Bryson SVP and CFO	$480,000	$383,040	$829,409	$1,692,449
Eugene Lei SVP, Corporate Development and Strategy	$425,000	$322,490	$619,181	$1,366,671
Andre Lauzon VP, Manitoba Business Unit	$375,550	$207,304	$325,052	$907,906

Alignment between Executive Compensation and Shareholder Returns

The trend in total direct compensation awarded to our CEO, COO and CFO over the past five years has been similar to the trend in our share price performance. In an effort to further align our executive compensation program with the shareholder experience, this year the Board introduced a relative total shareholder return (TSR) modifier on LTIP grants (the “Relative TSR Modifier”). The Relative TSR Modifier is in addition to the front-end performance conditioning that is applied to our LTIP grants and provides the Board with discretion to adjust the grant date value of LTIP grants by up to +/- 20% based on Hudbay’s one, three and five year performance against a comparator group. The Relative TSR Modifier for 2017 was +12% and reflects the relative outperformance of Hudbay’s shares against the comparator group over the applicable periods.

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Commitment to Transparency and Good Governance

The Committee and the Board are committed to good governance, transparent disclosure and enhanced dialogue with our shareholders regarding our executive compensation program. The list below highlights some of the key policies and practices that have been adopted by the Board, each of which is described in greater detail in the Compensation Discussion and Analysis that follows.

Hudbay’s Commitment to Transparency and Good Governance

✓	Say on Pay: an annual advisory “Say on Pay” vote on executive compensation was introduced in 2017.

✓	Shareholder Engagement: the Board has adopted a Shareholder Engagement Policy and is committed to maintaining an active dialogue with our shareholders regarding executive compensation.

✓

Equity Ownership Guidelines: executives are required to comply with our equity ownership guidelines, including a requirement for the CEO to own shares or share units equal to at least 3x his base salary.

✓

Performance Objective Setting: the Board’s oversight of the performance objective setting process reduces the possibility of excessive risk taking and ensures performance objectives are aligned with corporate strategy.

✓	Corporate Scorecard: the Board adopts a corporate scorecard, including a scoring system and certain specific financial performance targets, for assessing Hudbay’s performance.

✓	CEO Bonus: the CEO’s incentive bonuses are based entirely on corporate performance, the assessment of which is discussed in our Compensation Discussion and Analysis.

✓	Clawback Policy: the Board has adopted an executive incentive compensation recoupment policy.

✓	Anti-Hedging Policy: our Confidentiality and Insider Trading Policy prohibits our executives from hedging against declines in their equity-based compensation.

✓	Relative TSR Modifier: LTIP awards are adjusted based on Hudbay’s total shareholder returns relative to a peer group.

✓	No Options Granted: the Committee’s current policy is not to grant options to our executives.

✓

Double Trigger on Change of Control: none of our NEOs is entitled to any payments or accelerated vesting of equity based awards in a circumstance where there is a change of control and they are not terminated or do not resign for “good reason”.

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COMPENSATION DISCUSSION AND ANALYSIS

Named Executive Officers

For 2017, our five most highly-paid executives, referred to as our NEOs, were:

•	Alan Hair, President and Chief Executive Officer (CEO);
•	Cashel A. Meagher, Senior Vice President and Chief Operating Officer (COO);
•	David S. Bryson, Senior Vice President and Chief Financial Officer (CFO);
•	Eugene Lei, Senior Vice President, Corporate Development and Strategy; and
•	Andre Lauzon, Vice President, Manitoba Business Unit.

Overview of Compensation Philosophy

Our executive compensation philosophy is to: (i) provide competitive compensation to attract and retain talented high-achievers and appropriately incent them to achieve our strategic and operational objectives; and (ii) align the interests of our executives with the long-term interests of our shareholders. Accordingly, the Compensation and Human Resources Committee (the “Committee”) and the Board recognize that a significant portion of total compensation must be variable and linked to corporate and individual achievements tied to our strategic plan. This, along with equity ownership guidelines and an employee share purchase plan, helps to align the interests of management with the long-term interests of our shareholders. We generally target our executive’s compensation at the market median, with a significant component of compensation being “at risk”. Additional detail on the link between executive compensation and corporate and individual performance can be found under the heading “2017 Compensation Determinations”.

Compensation and Human Resources Committee

The members of the Committee are Carin S. Knickel (Chair), Alan J. Lenczner and Kenneth G. Stowe. Each member is independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices. In addition, each member brings relevant and diverse experience, which provides the Committee with the proper context to assess the suitability of our compensation policies and practices. Ms. Knickel and Messrs. Lenczner and Stowe have served on the compensation committees of other public companies, including in the case of Ms. Knickel and Mr. Lenczner as Chair. Ms. Knickel has significant resource industry and executive compensation experience, including acting as the senior human resources executive at ConocoPhillips from 2003 to 2012. Mr. Lenczner is a lawyer and former Commissioner of the Ontario Securities Commission and Mr. Stowe is a former mining company Chief Executive Officer.

The responsibilities of the Committee, as set forth in its Charter, are available on our website at www.hudbay.com.

Committee Activities

Among the activities undertaken by the Committee in 2017 and early 2018 are the following:

•	updated the comparator group used to benchmark executive and director compensation;
•	oversaw compensation benchmarking for our executives and directors;
•	worked with management to assess company performance and results under the corporate scorecard for recommendation to the Board;
•	made recommendations to the Board in respect of the compensation awarded to our CEO and Senior Vice Presidents and approved the compensation awarded to our Vice Presidents;
•	together with the Board, adopted a “Say on Pay” policy that provides a non-binding shareholder vote on our executive compensation program;
•	made changes to our long-term incentive (LTIP) program to add a discretionary performance modifier based on our one, three and five year total shareholder return compared with a group of our peers;
•	recommended to the Board adjustments to the directors’ compensation;
•	oversaw succession planning for our executives;
•	the Committee Chair, along with Hudbay’s Chair, met with several of our largest shareholders to engage in discussions about Hudbay’s compensation and governance practices;

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•	reviewed regulatory and compensation trends; and
•	reviewed and recommended the Board’s approval of the Statement of Executive Compensation in this Circular.

Role of Management

Members of senior management assist the Committee by compiling information to be used in the Committee’s determinations and reporting on historical compensation levels, methods of compensation, compensation practices of industry peers, performance achievement relative to corporate and individual objectives, succession planning and recent compensation trends and regulatory initiatives.

The Committee also relies on the CEO to review the performance of the other NEOs and make recommendations to the Committee in this regard. Given the direct reporting relationship between the CEO and the other NEOs, the Committee believes the CEO is in the best position to directly assess the performance of the other senior executives. While the CEO typically attends Committee meetings, he is not present during in camera sessions of the Committee or when the Committee is considering his performance or compensation.

Role of Compensation Consultant

To assist in carrying out its duties, the Committee has authority to retain and receive advice from legal and other advisers as it determines necessary, including the use of compensation consultants to assist in the evaluation of executive and director compensation.

Since 2009, the Committee has retained Hugessen Consulting Inc. to provide it with independent advice on executive and director compensation, and related governance matters. The nature and scope of services provided by Hugessen to the Committee in 2017 included:

•	advice regarding the pay comparator group and NEO compensation levels;
•	advice regarding non-executive director compensation levels and design;
•	assisting in the preparation of a realized/realizable pay analysis;
•	information regarding compensation and related governance trends in the mining industry;
•	support in drafting compensation disclosure for the 2017 and 2018 management information circulars;
•	providing insight on compensation benchmarking of our newly appointed Senior Vice President, Corporate Development and Strategy;
•	reviewing and providing advice to the Committee regarding management-prepared materials and recommendations; and
•	attending Committee meetings.

The Committee reviews and considers the information and advice provided by Hugessen, among other factors, when it makes its recommendations to the Board for approval. The Board, however, makes the ultimate decisions with respect to executive compensation after considering the Committee’s recommendations.

Hugessen does not provide any services to management directly and work conducted by Hugessen raises no conflicts of interest. Any services provided by Hugessen require Committee pre-approval and the Chair of the Committee approves all invoices for work performed by Hugessen. The Committee reviews Hugessen’s performance at least annually.

The table below outlines the fees paid to Hugessen over the last two years for services related to determining the compensation of our directors and officers. Hugessen did not provide any other services in either year.

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2017		2016
Executive Compensation Related Fees	All Other Fees	Executive Compensation Related Fees	All Other Fees
$73,036	Nil	$93,668	Nil

Elements of Executive Compensation

The following table provides a summary of the key elements of our executive compensation program, which we believe form an appropriate mix of compensation:

Compensation Element	Description	Link to Compensation Objectives
Fixed Compensation
Base Salary	Annual cash compensation	Competitive, stable income that enables attraction and retention
Retirement Benefits	Pension Plan	Rewards executives for long service to Hudbay and enables attraction and retention
Variable Compensation
Short-Term Incentive Plan (STIP)	Annual cash bonus based upon corporate and individual performance	Links compensation to corporate and individual performance, which motivates executives to achieve objectives tied to operations, financial performance and growth
Long-Term Incentive Plan (LTIP)	Share units, which vest and become payable after three years	Links compensation to corporate and individual performance, which motivates executives to achieve objectives tied to operations, financial performance and growth; provides link between compensation and share price (and, starting with compensation for 2017, relative share price performance against a comparator group), thereby aligning the interests of executives and shareholders; encourages retention
Other
Employee Share Purchase Plan	Voluntary program whereby participants may contribute a portion of their salary to acquire Hudbay shares, with a matching contribution from Hudbay	Motivates, attracts and encourages retention of executives and other employees and aligns their interests with those of our shareholders
Perquisites and Other Benefits	May include fitness memberships, comprehensive medical examinations, life and accident insurance, parking and housing and other subsidies and entitlements for executives who have been asked to relocate at Hudbay’s request	Represents an investment in the health and well-being of our executives and otherwise assists with attraction and retention

Base Salary

The Committee believes that the base salaries of our NEOs must be sufficiently competitive in the market to enable recruitment and encourage retention. Encouraging retention is especially important in years when, due to low metals prices and other factors beyond our control, our financial performance warrants significantly lower annual bonuses and long-term incentive awards. At the same time, having a base salary that is a relatively low portion of overall compensation reflects our emphasis on linking executive compensation to our performance and aligning executives’ interests with long-term shareholder value creation. As base salary represents a reference for a number of other compensation elements, significant attention is paid to appropriately positioning salaries.

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Short-Term Incentive Plan (STIP)

The STIP is an annual incentive bonus, normally paid in cash, based on corporate and individual performance. This form of short-term incentive motivates executives to achieve objectives that support the realization of shareholder value, improve our operational efficiency, health, safety and environmental record and enable attainment of financial objectives and execution of strategic initiatives. The STIP is available to our executives and other non-certified employees throughout the organization.

Long-Term Incentive Plan (LTIP)

The Committee believes that long-term, equity-based, compensation should form a significant portion of our NEOs’ overall compensation in order to provide a strong link between compensation, performance and total shareholder returns. LTIP awards are granted in the form of share units under our Long-Term Equity Plan (See “Long-Term Equity Plan” below). A share unit is a notional unit which, depending on its terms, is redeemable for either a Hudbay common share or a cash amount equal to the value of a common share at a future date, and may be made subject to vesting and performance criteria.

Hudbay’s share unit awards are front-end performance-conditioned in that the aggregate value of share units granted in a given year is based on the achievement of corporate and individual performance objectives in respect of that year. In addition, starting with the share unit grant in respect of 2017, the Board also adjusts the grant date value of LTIP awards by up to +/-20% based on the Relative TSR Modifier, which is informed by the Company’s relative TSR performance over one, three and five years. Once granted, share units cliff vest after three years.

The Committee and the Board continue to believe that compensating NEOs and other eligible employees with share units provides superior alignment with shareholder interests compared to granting share options. The Committee’s current policy is not to make share option grants to our executives and directors. No option grants have been made since 2010 and no options are currently outstanding.

Retirement Benefits

In addition to rewarding employees for long service to Hudbay, the Committee recognizes that retirement benefits are required in order for our compensation program to be competitive with our peers. All of our NEOs participate in our defined benefit pension plan or defined contribution pension plan. For details on these plans, see “Description of Pension Plans”.

Employee Share Purchase Plan

We maintain an Employee Share Purchase Plan (ESPP) for our executives and other eligible employees. Pursuant to the ESPP, participants may contribute between 1% and 10% of their pre-tax base salary to acquire Hudbay shares, which are acquired through open-market purchases. We make a matching contribution of 75% of the participant’s contribution, one-third of which is immediately applied toward the tax withholding obligation on our contribution. Shares purchased with our contribution may not be sold for 12 months and participants are subject to further restrictions on the number of transactions they may make and changes in their elected contribution.

Perquisites and Other Benefits

Perquisites and other benefits are intentionally limited and may include fitness memberships, comprehensive medical examinations, life and accident insurance, parking and housing and other subsidies and entitlements for executives who relocate at Hudbay’s request.

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Risk Mitigation

The Committee has considered the implications of the risks associated with our compensation policies and practices and has not identified any risks arising from such policies and practices that are reasonably likely to have a material adverse effect on Hudbay. The Committee noted that, while it is possible that linking the majority of our executives’ compensation to the achievement of annual corporate and individual objectives could encourage excessive risk-taking, it believes this risk is appropriately mitigated by, among other factors:

•

Board Oversight of Performance Objective Setting: the Board’s oversight of the performance objective setting process reduces the possibility that the selected performance objectives and targets will encourage excessive risk-taking;

•	Vesting: long-term incentive share units vest after three years and motivate long-term rather than short-term performance;
•	Balanced Scorecard: a balanced number of annual performance objectives limits the impact any particular activity could have on the overall performance score;
•

Equity Ownership Guidelines: our senior executives are required to comply with our equity ownership guidelines (see “Equity Ownership Guidelines” for more details), which further aligns the interests of management and our shareholders;

•

Use of Compensation Consultant: the Committee’s independent compensation consultant assists us by reviewing our executive and director compensation against the compensation paid by a comparator group of mining company peers, providing independent advice to the Committee and providing broader market context to support informed decision-making. This helps us to ensure our compensation levels and practices are reasonable and prudent while remaining competitive;

•	Anti-Hedging Policy: our Confidentiality and Insider Trading Policy prohibits our executives and directors from hedging against declines in their equity-based compensation;
•

Board and Committee Discretion: the Committee and the Board have discretion to award higher or lower incentive-based compensation to our executives, as deemed appropriate, to reflect our overall performance and value created for our shareholders; and

•

Clawback Policy: the executive incentive compensation recoupment policy permits the Board to recoup the cash bonus and equity-based long-term incentive awards granted to the CEO and Senior Vice Presidents if, among other things, there is a restatement of our financial results due to material non-compliance with applicable laws and such officers engaged in wrongdoing (See “Clawback Policy” below).

2017 Benchmarking

As part of the Committee’s consideration of our executive compensation for 2017, it asked management, with the assistance of Hugessen, to make recommendations on updating the comparator group of peer companies used to benchmark our compensation. The pay comparator group includes mid-tier base and precious metals companies. The Committee believes including precious metals producers in our comparator group is appropriate, as we compete with all mining companies for executives and other personnel with specialized skills and knowledge. The comparator group that was used in the benchmarking exercise in late 2016 to assist with 2017 compensation determinations consisted of the following mining companies whose revenues or assets (or both) were approximately one-third to three times Hudbay’s anticipated total assets and total revenues for the year in which the peer group was developed (i.e., 2016):

Company	Total Revenues(1)	Total Assets(1)
Lundin Mining Corporation	2,048	8,262
IAMGOLD Corporation	1,308	4,574
New Gold, Inc.	906	5,310
OZ Minerals Limited	811	2,554
B2Gold Corp.	905	3,142
Detour Gold Corporation	872	3,188
Hecla Mining Company	856	3,190
Royal Gold, Inc.	546	4,251
Alamos Gold Inc.	639	3,352
Eldorado Gold Corporation	573	6,453
Dominion Diamond Corporation	823	2,613

1.	All financial figures are in CAD $MM as at December 31, 2016 (for Dominion Diamond, January 31, 2017), based upon each company’s publicly filed financial statements.

34 | HUDBAY MINERALS INC.

Summary Statistics
	Total Revenues(1)	Total Assets(1)
75th Percentile	1,007	5,481
Median	864	3,801
25th Percentile	768	3,176
Hudbay Minerals Inc.	1,496	5,994

1.	All financial figures are in CAD $MM as at December 31, 2016 (For Dominion Diamond, January 31, 2017), based upon each company’s publicly filed financial statements.

The proxy pay benchmarking focused on Alan Hair, Cashel Meagher and David Bryson, as Eugene Lei was Vice President, Corporate Development at that time. Compensation for our Vice Presidents (including Andre Lauzon, our fifth NEO) is normally determined using industry surveys and internal considerations. The Committee believes that assessing compensation for Vice Presidents who are NEOs based on the comparator group benchmarking could result in an arbitrary disparity between the compensation received by these individuals and Hudbay’s other Vice Presidents.

2017 Compensation Determinations

The Committee’s process for making its determinations in respect of 2017 compensation commenced in July 2016, when it confirmed the members of the pay comparator group that would be used to benchmark executive compensation. The Committee considered an updated benchmarking study at its meeting in November 2016 and had a preliminary discussion with management on 2016 performance against objectives and the adoption of performance objectives for 2017. In December 2016, the Committee finalized its recommendations to the Board regarding 2017 compensation and performance targets. These recommendations were approved by the Board in January 2017.

The 2016 benchmarking was undertaken based on an updated comparator group reflecting Hudbay’s increased size and revenue. The benchmarking indicated that target total direct compensation for each of Messrs. Hair, Meagher and Bryson was significantly below the pay comparator group median. In the cases of Messrs. Hair and Meagher, this was largely due to the fact they were promoted to their current roles in early 2016 and their compensation on promotion was set at a discount to their respective predecessors with the intention that it would be moved to the median over time. The Board, on the Committee's recommendation, adjusted Messrs. Hair, Meagher and Bryson’s compensation targets for 2017. These adjustments positioned their respective 2017 compensation approximately two-thirds of the way between their 2016 compensation and the market median.

Mr. Lei was promoted to Senior Vice President, Corporate Development and Strategy on January 17, 2017. His 2017 compensation in his new role was set by the Board, on the Committee’s recommendation, with reference to industry surveys and predecessor pay.

Mr. Lauzon joined Hudbay in August 2016. His 2017 base salary was increased by 1.5% as a prorated merit adjustment. No changes were made to his STIP and LTIP targets for 2017.

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The 2016 and 2017 base salaries and STIP and LTIP targets for each of our NEOs are shown in the table below:

Name	Base Salary 2016	Base Salary 2017	STIP Target 2016	STIP Target 2017	LTIP Target 2016	LTIP Target 2017
Alan Hair	$625,000	$750,000	90%	100%	185%	225%
Cashel Meagher	$443,415	$510,000	75%	80%	130%	150%
David Bryson	$443,415	$480,000	75%	75%	130%	145%
Eugene Lei	$256,250	$425,000	50%	70%	70%	120%
Andre Lauzon	$370,000	$375,550	50%	50%	70%	70%

Our executives’ STIP and LTIP are determined by a combination of individual and corporate performance. The corporate performance score is weighted at 60% for our non-CEO NEOs’ STIP and LTIP grants, and at 100% for our CEO’s STIP and LTIP grants. An individual performance score, weighted at 40%, is also determined for each of the non-CEO NEOs.

The Committee feels that the balance between corporate and individual performance ensures sufficient variability among awards for non-CEO NEOs, and ensures executives are rewarded for their individual achievements. In the case of the CEO, the Committee feels it is appropriate for 100% of STIP and LTIP awards to be determined by corporate performance given his responsibility for all aspects of Hudbay’s business.

Corporate Scorecard

At the start of each year, the Board, upon the recommendation of the Committee, adopts its corporate scorecard, which sets forth key performance categories that guide and motivate our executives as they carry out Hudbay’s strategy over the course of the year. Performance is monitored throughout the year and, at year-end, the Committee assesses the company’s performance against each scorecard objective and considers all relevant factors, both positive and negative.

The maximum score that can be awarded for superior performance is 200% of the target score and the minimum/threshold award is 0%. The Committee feels that providing for variability of awards is important in ensuring that executives are appropriately compensated for superior performance and that compensation is reduced significantly when performance is below expectations.

The 2017 corporate scorecard and the key factors that influenced the scores in each performance objective category are set forth below.

36 | HUDBAY MINERALS INC.

Operations (40%)
Environment, Health and Safety

•	Overall LTA and restricted work frequency lower than 2016 and the three year average.
•	Very strong safety performance in Peru (including 0 LTA at Constancia).
•	No significant environmental incidents.
Score: 120/100

Production and Cost Performance

2017 Production and Unit Cost
Guidance		Manitoba Operations	2017 Actual	Constancia	2017 Actual
By Business Unit
Contained Metal in Concentrate
Produced
Copper	(tonnes)	32,500 – 42,500	37,411	100,000 – 115,000	121,781
Zinc	(tonnes)	125,000 – 150,000	135,156	–
Precious Metals	(oz)	90,000 – 110,000	106,918	55,000 – 65,000	51,493

Combined Unit Operating Costs		C$88 – 108	C$118.04	US$7.2 – 8.8	US$8.83
($/tonne ore processed)

•	Constancia copper equivalent production within guidance but below budget throughput and recovery reduced benefit of higher copper grades.
•	Unit costs in Manitoba above guidance range.
•	All other production and costs within guidance range.
Score: 95/100

Relationships with key stakeholders, regulators, governments, communities, etc.

•	Strong community relations efforts in Peru; no community confrontations or disruptions to operations.
•	No issues of concern with Manitoba, Arizona or Corporate.
•	Transformation of management/union relationship in Manitoba and first collective agreement negotiated in Peru.
Score: 120/100
Total Score: 45/40

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Financial Excellence (30%)

Operating cash flow
(normalized to	Threshold (0%)	Target (100%)	Top Out (200%)	Actual
eliminate impact of
metal prices and
foreign exchange)	US$524 million	US$582 million	US$640 million	US$530 million

•	Operating cash flow of US$530 million meets threshold.
Score: 50/100
Access to/Cost of Capital

•	Significantly increased liquidity and reduced net debt through US$200 million equity raise and repayment of revolver through cash flow from operations.
•	Renegotiated revolving credit facility with reduced interest rate and extended maturity.
•	Developed detailed financial, strategic and risk management plan for Rosemont.
Score: 125/100
Growth in net asset
value per share
	Threshold (0%)	Target (100%)	Top Out (200%)	Actual

	5% accretion	8% accretion	11% accretion	9% accretion

•	NAV accretion of 9% meets target.
Score: 100/100
Total Score: 27/30
Growth (30%)

Project Development

•	Received final Record of Decision for Rosemont; 404 permit not received but progress achieved and MPO advanced.
•	$9.5 million cost overrun on Lalor paste plant.
•	Pampacancha community negotiations remain uncompleted; alternate plan in place with intention to preserve initial production schedule.
Score: 90/100
Reserve/resource growth and renewal of project pipeline

•	Acquisition of Caballito/Maria Reyna and Kusiorcco properties near Constancia in Peru results in substantial addition to project pipeline.
•	Renewed focus on exploration with adoption of 5 year strategic plan, significant increase in land position, new option agreements in Peru, Chile and British Columbia and other near-mine exploration targets identified and explored.
•	Lalor exploration strategy creates possibility of dedicated gold operation.
Score: 125/100
Total Score: 32/30
Overall score: 104/100

38 | HUDBAY MINERALS INC.

On the Committee’s recommendation, the Board approved a corporate performance score of 104 out of 100.

Determination of Individual Performance

The individual performance score for each of our non-CEO NEOs is weighted at 40% of the overall annual performance score. As with the corporate objectives, the non-CEO NEOs’ individual performance scores involve the application of judgment, with reference to key elements of their performance within their respective areas of responsibility. In determining individual performance scores, the Committee considered recommendations made by Mr. Hair.

As discussed above, Mr. Hair’s STIP and LTIP awards are based entirely on the corporate performance score.

The table below shows the individual performance score of each non-CEO NEO, as well as the decision factors that were considered by the Committee in determining such scores.

Individual
Name	Performance		Decision Factors
Scores

Cashel A. Meagher	100/100	•	No significant environmental incidents.
		•	Strengthened technical team with new Rosemont project head, VP of Technical Services and VP, Exploration.
		•	Completed Rosemont 43-101 and received final Record of Decision.
		•	Strong safety and community relations performance in Peru; early issues with plant throughput and recovery resolved starting in Q2.
		•	Manitoba labour relations significantly improved and advancement of potential gold projects at Lalor (though offset somewhat by paste plant costs/schedule overrun and increased crushing costs at Stall mill).

David S. Bryson	110/100	•	Developed framework for setting financial risk tolerance during Rosemont’s anticipated construction; oversaw preparation of stochastic analysis of Rosemont project return potential.
		•	Advanced Rosemont’s financing plan by renegotiating revolving credit facility and refinancing Peru equipment leases, both on significantly improved terms, completed US$200 million equity financing and developed financing plan for Rosemont.
		•	Corporate SAP implementation on schedule and within budget.
		•	Provided initial team leadership to OneHudbay – the Company’s organizational effectiveness project; led an extensive restructuring of IT roles.

Eugene Lei	115/100	•	Reviewed and re-established Hudbay's go-forward mission, global corporate strategy and competitive positioning, and refreshed acquisition criteria.
		•	Negotiated option and royalty agreement for the acquisition of brownfield Caballito/Maria Reyna properties near Constancia from private Peruvian consortium.
		•	Created significant value from effective monetization of non-core assets (Balmat, Tom & Jason) and increased value of junior investment portfolio by greater than 50%.
		•	Added longer-dated growth pipeline options through the acquisitions in Peru (Kusiorcco), earn-ins in BC and investments in Nevada.
		•	Active program of new and ongoing evaluation of acquisition and growth opportunities at various stages of development.

2018 MANAGEMENT INFORMATION CIRCULAR | 39

Individual
Name	Performance		Decision Factors
Scores

Andre Lauzon	120/100	•	Ramp up of Lalor production and increased production from Reed
		•	Successful conclusion of new 3-year collective agreements and improved union relationships in Manitoba.
		•	Reduced injury severity.
		•	Successful implementation of organizational redesign project.
		•	A number of other initiatives and innovations including milling Lalor ore in Flin Flon, concentrate trucking to Winnipeg, increased fines recovery and improved zinc metal production process.

Annual Incentive Bonus (STIP) in respect of 2017 Performance

Each NEO’s annual incentive bonus is determined by applying his overall performance score against the target bonus approved by the Board. The following table shows each NEO’s performance scores and target bonus for 2017 as well as the actual amount awarded to each such NEO for 2017.

Name	Individual Performance Scores	Corporate Performance Scores	Target STIP (% of Base Salary)	Target STIP	% of Target STIP Awarded (2017 Performance Score)	Actual STIP Awarded
Alan Hair	N/A	104%	100%	$750,000	104%	$780,000
Cashel A. Meagher	100%	104%	80%	$408,000	102%	$417,792
David S. Bryson	110%	104%	75%	$360,000	106%	$383,040
Eugene Lei	115%	104%	70%	$297,500	108%	$322,490
Andre Lauzon	120%	104%	50%	$187,775	110%	$207,304

Long-Term Incentive Grant in Respect of 2017 Performance

Throughout 2016, the Committee undertook a comprehensive review of our long-term incentive plan (LTIP) design, including consideration of multi-year, forward-looking performance metrics. During the review, the Committee determined that there were a number of difficulties involved in adopting performance conditions based on increase to net asset value or other operational metrics. It was agreed that relative total shareholder return (TSR) represented the preferred method of performance conditioning for LTIP grants. However, the Committee also concluded that the differences between Hudbay and the proposed members of the performance comparator group meant that Hudbay’s relative share price performance may not always be a true reflection of Hudbay’s actual performance compared to its peers. As a result, the Board, on the Committee’s recommendation, adopted a Relative TSR Modifier which gives the Board discretion to adjust the grant date value of LTIP awards by up to +/- 20% based on Hudbay’s one, three and five year TSR performance against a performance comparator group (composed of Antofagasta, Turquoise Hill, First Quantum, Lundin, Oz Minerals, Nevsun, Imperial and Capstone). This modifier is in addition to the front-end performance conditioning that is applied to our LTIP grants and further enhances the alignment between executive compensation and the shareholder experience.

In early 2018, the Board approved LTIP grants for our NEOs in respect of 2017 performance. As is the case with the STIP, the value of LTIP grants is determined by applying each of our NEO’s overall performance scores against the target LTIP grant approved by the Board. In addition, the Board, on the recommendation of the Committee, applied a Relative TSR Modifier of +12% to LTIP grants in respect of 2017 performance, reflecting the relative outperformance of Hudbay’s shares over the preceding one, three and five year periods against the performance comparator group.

40 | HUDBAY MINERALS INC.

Relative Total Shareholder Return
	Five Year	Three Year	One Year
Peer Group TSR Performance (Median)	(16%)	13%	17%
75th Percentile of Peers	8%	32%	32%
25th Percentile of Peers	(31%)	(26%)	(8%)
Hudbay TSR Performance	13%	10%	44%
Hudbay Percentile Rank	P76%	P46%	P94%
Hudbay Peer Group Rank	3 of 9	5 of 9	2 of 9

The following table shows the LTIP awards granted to our NEOs in respect of 2017 performance.

Name	Target LTIP Grant (% of Base Salary)	100% of LTIP Grant at Target	% of Target LTIP Grant Awarded (2017 Performance Score)(2)	Amount of LTIP Award (before TSR Modifier)	Relative TSR Modifier	Amount of LTIP Award (with TSR Modifier)	# of Share Units Granted(1)
Alan Hair	225%	$1,687,500	104%	$1,755,000	112%	$1,965,600	189,182
Cashel A. Meagher	150%	$765,000	102%	$783,360	112%	$877,363	84,443
David S. Bryson	145%	$696,000	106%	$740,544	112%	$829,409	79,828
Eugene Lei	120%	$510,000	108%	$522,840	112%	$619,181	59,594
Andre Lauzon	70%	$262,885	110%	$290,225	112%	$325,052	31,285

1.

The 2017 LTIP grants were made on February 26, 2018. The grant price for the share units granted was based on the five day average of the closing price of Hudbay Shares on the Toronto Stock Exchange ending on the last trading day immediately preceding February 26, 2018, being $10.39.

2.	The Percent of Target LTIP Grant Awarded (2017 Performance Score) has been rounded.

Executive Compensation Changes for 2018

Following the announcement of the CEO transition at the end of 2015, the Board, upon the Committee’s recommendation, set Alan Hair’s and Cashel Meagher’s respective compensation at a discount to their predecessors at Hudbay and the market median, as determined through benchmarking. For 2017, the Board moved Alan, Cashel and David Bryson (who was also below the median) two-thirds of the way from their 2016 compensation to the market median.

For 2018, the Board approved increases to the compensation of Messrs. Hair and Meagher, as well as that of David Bryson and Eugene Lei, to the market median, as determined through a benchmarking exercise conducted in mid-2017. The 2018 compensation of these executives was adjusted as follows:

Name	Base Salary 2017	Base Salary 2018	STIP Target 2017	STIP Target 2018	LTIP Target 2017	LTIP Target 2018
Alan Hair	$750,000	$820,000	100%	120%	225%	250%
Cashel Meagher	$510,000	$565,000	80%	90%	150%	170%
David Bryson	$480,000	$490,000	75%	90%	145%	160%
Eugene Lei	$425,000	$440,000	70%	80%	120%	130%

2018 MANAGEMENT INFORMATION CIRCULAR | 41

Other than an inflationary adjustment to his base salary, no adjustments were made to Andre Lauzon’s total direct compensation for 2018.

Tally Sheets and Realized/Realizable Compensation

As a part of its annual process, Committee reviews a comprehensive analysis and summary of all components of total compensation and accumulated wealth for our CEO and our Senior Vice Presidents, including base salary, STIP and LTIP grants, pension benefits and other benefits paid. The primary purpose of these “tally sheets” is to summarize the individual elements of NEO compensation and the estimated value of compensation and provide a historical summary of accumulated wealth for each such individual.

The Committee also reviews a report on realized and realizable pay, which outlines the differences between the target pay for each of the CEO and the Senior Vice Presidents and their compensation earned and vested (realized) and the value of their LTIP awards that have not yet vested (realizable). These reports include a comparison of executive compensation against the shareholder experience and provide the Committee with additional perspective on the pay-for-performance linkage over time, providing context about the effectiveness of current pay programs and their alignment with company performance and shareholder value creation.

The graph below illustrates Mr. Hair’s target total direct compensation compared to actual pay awarded and the realized/realizable compensation for the last five years. Note that the table below includes Mr. Hair’s compensation while he held two different roles, Senior Vice President and Chief Operating Officer (from January 2013 to December 2015) and President and Chief Executive Officer (from January 2016 to Present). Over the past five years, the STIP and LTIP awarded to Mr. Hair has varied above and below target based on performance against corporate and individual performance objectives. Realized/realizable compensation has been generally aligned with shareholder experience over the stated performance periods due to the share-based nature of the LTIP awards. While the STIP is usually awarded in cash, in light of the industry environment in late 2015 and early 2016, and to conserve cash, the Board (on the recommendation of the Compensation and Human Resources Committee) determined that the 2015 STIP would be paid in share units that settle after three years. For 2015, realized/realizable compensation is tracking significantly above target and awarded pay as the LTIP and STIP share units awarded in respect of 2015 performance were granted in March 2016 in a low share price environment. These awards have since benefitted from the significant share price appreciation that has taken place. Because all other NEOs have a similar compensation structure, Mr. Hair’s compensation is depicted as a proxy for all NEO compensation.

42 | HUDBAY MINERALS INC.

Cumulative TSR During Performance Period*

-23%	27%	10%	110%	45%
(01/01/2013 to 12/30/2016)	(01/01/2014 to 12/29/2017)	(01/01/2015 to 12/29/2017)	(01/01/2016 to 12/29/2017)	(01/01/2017 to 12/29/2017)

*Cumulative TSR reflects performance from January 1 of the stated year to a) the LTIP vesting date, or b) December 29, 2017 (for years where the LTIP remains unvested and outstanding)

Notes:

•	Target is annual base salary, target STIP award, and target LTIP award in respect of the performance year (STIP and LTIP are awarded shortly following year-end);
•

Awarded is annual base salary, actual STIP cash award paid (except in 2015, when STIP was awarded in the form of share units), and grant-date value of actual LTIP awarded (STIP and LTIP as disclosed in the Summary Compensation Table and based on annual performance score); and

•

Realized & Realizable is annual base salary, actual STIP cash award paid, and the value of LTIP vested and paid out (realized) or, if LTIP has not yet vested, the value of unvested LTIP outstanding as at December 31, 2017 (realizable). In the case of 2015, STIP was awarded in the form of share units and the value of these outstanding share units is shown as at December 31, 2017 (realizable).

2018 MANAGEMENT INFORMATION CIRCULAR | 43

Performance Graphs

The following graph compares the yearly percentage change in the cumulative total shareholder return on the Toronto Stock Exchange for $100 invested in Hudbay Shares on December 31, 2012 against the cumulative total shareholder return of the S&P/TSX Composite Index and the median performance of a custom index consisting of the following peers: Antofagasta, Turquoise Hill, First Quantum, Lundin, Oz Minerals, Nevsun, Imperial and Capstone.

(in Cdn. $)	2012	2013	2014	2015	2016	2017
Hudbay Minerals Inc. (TSX)	100	88	102	54	78	114
S&P/TSX Composite Index	100	113	125	115	139	151
Custom Group (median performance)	100	88	89	61	89	105

The following graph compares the yearly percentage change in the cumulative total shareholder return on the Toronto Stock Exchange for $100 invested in Hudbay Shares on December 31, 2012 against the total direct compensation (base salary, STIP and LTIP) for our CEO, CFO and COO in each given year.1 During this period, the trend in our CEO, CFO and COO total direct compensation has been similar to the trend in our share price performance. Because the other NEOs have a majority of their incentive compensation determined based on our corporate performance score, the trend in their compensation during this period will be similar to this graph.

44 | HUDBAY MINERALS INC.

1.

For years 2012 through 2015, the total direct compensation of David Garofalo (then-CEO), David S. Bryson (CFO) and Alan Hair (COO as of June 2012) was used; for 2015, no LTIP was awarded to Mr. Garofalo given his resignation. For 2016 and 2017, the total direct compensation of Alan Hair (CEO), David S. Bryson (CFO) and Cashel A. Meagher (COO) was used.

(in Cdn. $)	2012	2013	2014	2015	2016	2017
Hudbay Minerals Inc. (TSX)	100	88	102	54	78	114
Total Direct Compensation (CEO, CFO, COO)	100	93	137	85	131	143

Equity Ownership Guidelines

The Board has established a policy that requires executives to own a minimum number of Hudbay shares and share units based on targets varying by position level. Any options held by the executives will not be counted towards the required equity holdings, however unvested share units will be. Executives subject to the guidelines have four years in which to attain the required equity holdings, and as their base salaries increase, they must continue to meet the guidelines, but they will have four years from the date of the increase to meet the additional requirement. For the purpose of determining the value of shares and share units held, the holdings will be based on the cost of acquisition or value at the time of grant. In the event an executive does not meet the requirement, he or she will not be allowed to sell shares until the requirement is met.

In addition to the requirements imposed by the equity ownership guidelines, our NEOs and others who, from time to time, may be in possession of material non-public information are subject to restrictions on their ability to trade in our securities by our Confidentiality and Insider Trading Policy, which includes a prohibition on trading during our blackout periods and a requirement to obtain the approval of two members of our Disclosure Committee before making any trades or exercising options.

Our NEOs’ progress in meeting our share ownership guidelines as at March 15, 2018 is shown in the following table:

2018 MANAGEMENT INFORMATION CIRCULAR | 45

Name	Share Ownership Guideline	Target Equity Required ($)	Total Equity Ownership(1)		Value of Equity Ownership as a Percentage of Target (%)
			Share Units ($)	Hudbay Shares ($)
Alan Hair	Three times base salary	$2,460,000	$4,624,201	$990,658	228%
Cashel A. Meagher	Two times base salary	$1,130,000	$2,174,567	$437,878	231%
David S. Bryson	Two times base salary	$980,000	$2,417,790	$589,221	306%
Eugene Lei	Two times base salary	$880,000	$1,145,010	$306,195	164%
Andre Lauzon	Equal to base salary	$379,300	$948,195	nil	249%

1.	Includes the grant date value of share units held and the acquisition value of Hudbay Shares held.

Summary Compensation Table

The following table provides information respecting compensation received in or in respect of the financial years ended December 31, 2017, 2016 and 2015 by each of the NEOs. In the share-based awards and annual incentive plan columns of our Summary Compensation Table, the awards disclosed for 2017, 2016 and 2015 are the amounts approved by the Board and awarded in early 2018, 2017 and 2016, respectively, in respect of the prior year’s performance.

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option awards ($)	Non-equity incentive plan compensation		Pension Value (3) ($)	All other compensation(1) ($)	Total compensation ($)
					Annual incentive plan ($)	Long-term incentive plan ($)
Alan Hair President and CEO	2017 2016 2015	750,000 625,000 473,800	1,965,600 1,618,750 647,163	- - -	780,000 787,500 379,372	- - -	599,156 589,280 107,730	71,628 61,487 45,707	4,166,384 3,682,017 1,653,772
Cashel A. Meagher Senior Vice President and COO	2017 2016(1) 2015(2)	510,000 443,415 409,185	877,363 795,487 288,905	- - -	417,792 458,935 196,818	- - -	271,400 230,961 219,881	48,208 342,219 517,039	2,124,763 2,271,017 1,631,828
David S. Bryson Senior Vice President and CFO	2017 2016 2015	480,000 443,415 443,415	829,409 795,487 496,891	- - -	383,040 458,935 286,668	- - -	183,896 78,702 110,719	52,770 51,487 46,409	1,929,115 1,828,026 1,384,102
Eugene Lei Senior Vice President, Corporate Development and Strategy	2017 2016 2015	425,000 256,250 256,250	619,181 251,125 165,384	- - -	322,490 179,375 118,131	- - -	357,816 66,114 78,770	59,084 36,840 34,621	1,783,571 789,704 653,156
Andre Lauzon Vice President, Manitoba Business Unit	2017 2016 2015	375,550 370,000 -	325,052 621,160 -	- - -	207,304 229,400 -	- - -	45,066 18,500 -	6,084 62,440 -	959,056 1,301,500 -

1.

In 2016, Mr. Meagher received perquisites that, in the aggregate, amounted to greater than $50,000, most of which related to his relocation at Hudbay’s request and were granted in accordance with Hudbay’s Expatriate Mobility Policy. Relocation benefits included a location premium (to recognize his acceptance of a global assignment and possible living challenges that may be encountered in Peru), mobility premiums (to encourage Mr. Meagher to accept his global assignments), housing allowances, a travel allowance, mobility premium for Mr. Meagher’s return to Toronto from Peru mid-2016, and tax gross-ups of the amount of taxes paid on the taxable portion of any such amounts. None of the other NEOs received perquisites that in the aggregate amounted to greater than $50,000. In addition to perquisites, amounts in this column include company contributions under our Employee Share Purchase Plan and the payment of dividend equivalents on share units held by the NEOs.

2.	Mr. Meagher’s 2015 compensation, was paid to him in United States dollars and was converted to Canadian dollars using the Bank of Canada’s annual average rates for 2015 which was US$1.00:Cdn.$1.2787.
3.

The Pension Values reported in the Summary Compensation Table in our 2017 Management Information Circular (the “2017 Circular”) were based on pension compensation for purposes of International Accounting Standard 24 – Related Party Disclosures. The Pension Values reported in this year’s Summary Compensation Table are based upon the compensatory amounts reported in the Defined Benefit Plan and Defined Contribution Plan tables pursuant to NI 51-102F6. As a result, the Pension Values and Total Compensation reported for 2015 and 2016 in this Management Information Circular differ from the Pension Values and Total Compensation for such years reported in the 2017 Circular.

46 | HUDBAY MINERALS INC.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each NEO outstanding as of December 31, 2017.

Outstanding Option-based Awards and Share-based Awards

	Option-based Awards						Share-based Awards
Name	Grant Date	Number of securities underlying options at the date of grant (#)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($) (1)	Number of shares or units of shares that have not vested (#) (2)	Market or payout value of share- based awards that have not vested ($)(1)	Market or payout value of vested share-based awards not paid out or distributed ($) (3)
Alan Hair	20-Mar-2008	50,000	50,000	15.86	20-Mar-2018	0.00	315,020	$3,506,170	$1,839,641
Cashel A. Meagher	-	-	-	-	-	-	147,498	$1,641,658	$1,541,178
David S. Bryson	-	-	-	-	-	-	199,692	$2,222,570	$971,021
Eugene Lei	-	-	-	-	-	-	65,179	$725,439	$554,478
Andre Lauzon	-	-	-	-	-	-	76,346	$849,735	$0

1.	Based on the closing price of Hudbay Shares on the Toronto Stock Exchange of $11.13 on December 29, 2017.
2.	Excludes the share units that vested on December 29, 2017.
3.	Represents the share units that vested on December 29, 2017 as well as the share units that were granted in respect of 2015 STIP awards and vested in March 2016.

No Options Exercised in 2017

The Compensation and Human Resources Committee’s current policy is not to make share option grants to our executives or directors. The only NEO that held options as at December 31, 2017 was Mr. Hair and those options expired, unexercised in March 2018.

Incentive Plan Awards Vested or Earned in 2017

The following table provides information regarding the value on pay-out or vesting of incentive plan awards for the financial year ended December 31, 2017.

Name	Option-based awards — Value vested during the year ($)	Share-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation — Value earned during the year(2)($)
Alan Hair	-	789,564	780,000
Cashel A. Meagher	-	399,828	417,792
David S. Bryson	-	747,699	383,040
Eugene Lei	-	260,714	322,490
Andre Lauzon	-	379,300	207,304

1.	Represents the share units that vested on December 29, 2017.
2.	Represents the annual short term incentive bonus awarded in respect of 2017

2018 MANAGEMENT INFORMATION CIRCULAR | 47

Long-Term Equity Plan (LTEP)

The Compensation and Human Resources Committee’s current policy is to grant LTIP awards in the form of share units under the LTEP. While the LTEP permits the granting of a limited number of share units to non-employee directors, we do not make grants under the LTEP to our non-employee directors. Instead, all grants of equity-based compensation to our non-employee directors are provided pursuant to our Directors’ Deferred Share Unit Plan (see “Director Compensation” below).

Each grant of share units under the LTEP is evidenced by a grant letter, which may contain terms and conditions in addition to the terms and conditions of the LTEP.

The table below provides a summary of the principal terms of the LTEP. For additional detail, please refer to the full text of the LTEP, which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Provision	Description
Term / Entitlement Date

Although share units do not have a fixed term, the LTEP provides that the entitlement date, being the date on which share units vest and settle, is a date that is no later than December 31 of the third calendar year following the year in which the services corresponding to such share unit awards were performed.

Market Price

The LTEP provides that the market price of common shares (the “Market Price”) is the five day average of the closing price of the common shares on the TSX ending on the last trading day immediately preceding the grant date or entitlement date.

Settlement

Subject to the terms of the LTEP and the applicable share unit grant letter, on the entitlement date a share unit award will entitle the Participant to a payment in fully paid common shares or, at our option, the cash equivalent of such common shares. The cash equivalent of common shares issuable pursuant to a share unit award is determined by multiplying the applicable number of share units by the Market Price on the applicable date.

Insider Participation Limit

The LTEP limits insider participation such that the maximum number of common shares (i) issuable, at any time, and (ii) issued within any one-year period, to insiders, under the LTEP and any other security based compensation arrangement of ours, is 10% of the total number of common shares then issued and outstanding.

Resignation and Termination

The LTEP provides that, in the event a participant who is an employee: (A) is terminated without cause, all share units credited to such Participant immediately vest and become payable on the date of termination; or (B) resigns or is terminated for cause, all share units credited to such Participant immediately terminate.

Change of Control

If a change of control occurs and a participant ceases to be an eligible employee within 12 months of such change of control (other than in connection with a termination for cause or resignation), all outstanding share units of such Participant will immediately vest. In the event of our wind-up, dissolution or liquidation, all share units outstanding will immediately vest.

48 | HUDBAY MINERALS INC.

Provision	Description
Amendment	The LTEP provides that, without shareholder approval, the Board may make the
Procedure	following amendments to the LTEP:
(a) amendments of a housekeeping nature;
(b) an addition or a change to the vesting provisions of the LTEP;
(c) a change to the termination provisions of a share unit or the LTEP;
(d) amendments to reflect changes to applicable securities laws; and
(e)

amendments to ensure that the share units granted under the LTEP comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a participant to whom a share unit has been granted may from time to time be resident or a citizen.

All other amendments require shareholder approval.
Dividends

Each participant under the LTEP is granted additional share units equal to the aggregate amount of dividends that would have been paid to the participant if the share units in the participant’s account, if any, had been common shares, based on the Market Price of a common share on such date.

Assignment	Except pursuant to a will or by the laws of descent and distribution, share units are not assignable or transferable.

Clawback Policy

The Board has adopted an executive incentive compensation recoupment policy to further align the interests of management and our shareholders. This policy permits the Board to recoup for the benefit of Hudbay the cash bonus and equity-based long-term incentive awards granted to the CEO and Senior Vice Presidents in the event there is (a) a restatement of our financial results due to material non-compliance with any financial reporting requirement under applicable securities laws, (b) such officers are determined to have engaged in fraud or intentional misconduct in connection with the restatement and (c) the cash bonus and equity-based long-term incentives would have been lower had they been calculated based on such restated financial statements. The executive incentive compensation recoupment policy applies to financial years commencing on or after January 1, 2015.

Pension Plan Benefits: Defined Benefit Plan

Name	Number of years credited service (#)	Annual benefits		Opening present value of defined benefit obligation ($)	Compensatory change ($)	Non- Compensatory change ($)	Closing present value of defined benefit obligation ($)
		At year end ($)	At age 65 ($)
Alan Hair	13.0	155,159	262,577	2,282,422	599,156	164,635	3,046,213
Cashel A. Meagher	9.1	74,856	238,990	1,097,748	271,400	139,029	1,508,177
David S. Bryson	9.3	81,407	220,236	1,125,447	183,896	139,253	1,448,596
Eugene Lei	5.3	30,765	179,707	340,334	345,816	84,097	770,247
Andre Lauzon	—	—	—	—	—	—	—

2018 MANAGEMENT INFORMATION CIRCULAR | 49

Defined Contribution Plan — Money Purchase Plan and Supplemental Pension Plan(1)

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at year end ($)
Alan Hair	1,423,902	—	1,457,423
Cashel A. Meagher	—	—	—
David S. Bryson	—	—	—
Eugene Lei	24,561	12,000	37,351
Andre Lauzon(2)	18,881	45,066	67,783

1.

NEOs may make a one-time irreversible election to receive all or a portion of their future annual incentive bonuses as supplementary pension credits under the supplemental pension plan. See “Elements of Executive Compensation — Retirement Benefits.”

2.

Mr. Lauzon is the only NEO that participates in our defined contribution pension plan, known as the Money Purchase Plan. Under the terms of the plan, he is entitled to a defined contribution of 12% of his base salary per annum, a portion of which is paid as supplementary pension credits under the supplemental pension plan.

Description of Pension Plans

Messrs. Hair, Meagher, Bryson and Lei participate in our defined benefit pension plan. The defined benefit plan is based on 2% of the average of the member’s earnings during the 36 consecutive months of continuous service within the ten-year period immediately preceding the member’s retirement, death or termination of continuous service in which the highest average is attained, multiplied by the member’s credited service. The benefit is normally payable at age 62 but can be paid up to 10 years earlier on a reduced basis (reduction of 4.8% per year for each year that retirement precedes age 62). Members in the pension plan may elect to make optional ancillary contributions to the plan in order to enhance the ancillary features of their pension. The cost of additional benefits is fully paid by the member and contributions cannot exceed an annual maximum of the lesser of 9% of the member’s earnings, or $18,941 for 2017.

The formula contains a partial offset for the Canada Pension Plan benefit. The pension is payable for life with a guaranteed period of five years. Pensions in excess of the Income Tax Act (Canada) maximum pension limits are provided under the defined benefit component of our supplemental pension plan.

Mr. Lauzon participates in our defined contribution pension plan, as our defined benefit plan was closed to new executives and other new employees in 2016. For executive officers, such as Mr. Lauzon, Hudbay contributes 12% of the member’s base salary to the pension plan each year, provided that such contribution shall not exceed the money purchase limit for the Plan Year, as defined in the Income Tax Act (Canada). In the event, the member’s entitlement in a given year exceeds such Plan Limit, as was the case for Mr. Lauzon in 2017, Hudbay contributes the shortfall in the form of supplementary pension credits under the defined contribution component of our supplemental pension plan (as described below). Under the terms of the defined contribution plan, a members’ normal retirement date is the first day of the month following the member's 65th birthday. If the continuous service of a member terminates after the member has both attained age 55 and completed 24 months of membership in the plan, but before the member's normal retirement date, the member will be considered to have retired early for purposes of the plan. A member who retires early may elect either: (i) an annual pension, commencing on the first day of any month coincident with or following the early retirement date up to the member's normal retirement date or (ii) a deferred annual pension commencing at the normal retirement date.

NEOs may also make a one-time irreversible election to reduce their eligibility to participate in all or a portion of the annual incentive bonus plan (STIP) in exchange for eligibility for supplementary pension credits under the defined contribution component of our supplemental pension plan. Supplementary pension credits are determined and awarded at the same time as annual incentive bonuses. The accounts are notional accounts which are secured with a letter of credit held in trust by a financial institution. The accounts are credited with interest equal to the annual yield rate of Government of Canada marketable bonds with average yields over 10 years. We do not match or otherwise make contributions to this defined contribution component of the supplemental pension plan.

50 | HUDBAY MINERALS INC.

Employment Agreements

Each of the NEOs is party to an employment agreement with our company. The NEOs’ employment agreements establish their base salary and right to participate in our annual incentive bonus, long-term incentive and pension plans. Each of our NEOs is required by their respective employment agreements to not solicit officers, employees or agents of Hudbay for 12 months following the termination of their employment and they are also required to maintain the confidentiality of our confidential information. The following table summarizes the payments and benefits to which our CEO and other NEOs are entitled under their respective employment agreements following their involuntary termination without cause, or resignation for certain specified events, defined as “good reason”, including but not limited to a substantial change in the employment conditions or duties of the NEO that adversely affects the extent, nature or status of his responsibilities, any reduction in the NEO’s base salary, any transaction that results in a change in the status of Hudbay as a publicly-listed entity to one that is privately held, following which he is not appointed to continue in the same role, or any requirement that the NEO relocate.

Payment/Benefit	NEOs’ Entitlement on Termination
Salary and STIP to the date of termination	All salary earned and not paid to the date of termination, plus a prorated STIP grant at target for the period from January 1 of the year of termination to the date of termination
Lump sum payment (base salary)	An amount equal to 24 months’ base salary
Lump sum payment (STIP)	An amount equal to 2 times the average annual incentive bonus earned over the two fiscal years immediately preceding the termination date
Pension and benefit plans	Entitled to continue to participate for 24 months or receive a lump sum payment equal to the premium contributions and pension entitlements during a 24 month period
Vesting of share units	Share units shall become immediately vested

Payments on Termination

The following table provides details regarding the estimated payments to each of the NEOs assuming termination without cause on December 31, 2017:

Name	Pro-rated STIP to Date of Termination ($)	Severance (Multiple of Base Salary) ($)	Severance (Multiple of Average Bonus) ($)	Severance (Value of Benefits) ($)	Value of Immediately Vested Share Units ($)	Total ($)
Alan Hair	750,000	1,500,000	1,567,500	436,627	5,362,490	9,616,617
Cashel A. Meagher	408,000	1,020,000	876,727	218,474	2,621,482	5,144,683
David S. Bryson	360,000	960,000	841,975	259,182	3,777,720	6,198,877
Eugene Lei	297,500	850,000	501,865	130,292	1,284,943	3,064,600
Andre Lauzon	187,775	751,100	436,704	161,648	849,735	2,386,962

2018 MANAGEMENT INFORMATION CIRCULAR | 51

Double-Trigger Payment on Termination

None of our NEOs is entitled to any payments or accelerated vesting of equity based awards in a circumstance where there is a change of control and they are not terminated or they do not resign for “good reason”, as described in more detail under “Employment Agreements” above. Such entitlements will only arise if their employment is terminated.

DIRECTOR COMPENSATION

Our director compensation program compensates non-executive directors (for purposes of this section, “Directors”) for the time and effort they are expected to devote to company matters. Executive directors (currently only our CEO) are compensated in their capacity as executives only.

The compensation arrangements for our Directors include a combination of cash retainers, an equity-based retainer payable in deferred shared units (DSUs), and meeting fees. The amount of such retainers and fees payable in respect of 2017 are described below.

Position	Annual Cash Retainer $	Annual Equity-Based Retainer(2)	Board or Committee Meeting Fee(3)(4) $
Chair	167,500	167,500	-
Director (other than Chair)	50,000	80,000	1,500
Chair, Audit Committee	40,000	-	1,500
Chair, Compensation and Human Resources Committee	20,000	-	1,500
Chair, EHSS and Technical Committees (1)	10,000	-	1,500
Member, Committee	-	-	1,500

1.

Effective August 3, 2017 the Chair of the Board who is also the Chair of the Corporate Governance and Nominating (“CGN”) Committee ceased receiving a retainer for acting in such position. Previously, the Chair of the CGN Committee was entitled to a $10,000 annual retainer.

2.	Payable in DSUs.
3.	Payable for meetings attended in person or via teleconference.
4.

Directors whose travel time within North America to attend a Board or Committee meeting is more than four hours are also entitled to a travel fee of $1,500 per meeting. Directors who are required to travel to or from Peru for a Board or Committee meeting are entitled to a travel fee of $6,000 per meeting.

Equity-based compensation for our Directors is awarded in the form of deferred share units (DSUs), which are granted pursuant to our Directors’ Deferred Share Unit Plan and track the value of Hudbay’s common shares. DSUs are vested at the time of grant but are not paid out until a Director departs from the Board, at which time they are paid out in cash equal to the number of DSUs held multiplied by the price of Hudbay common shares at the time of payout. Ensuring that Directors have an equity interest in Hudbay helps to align their interests with the long-term interests of our shareholders and is consistent with our desire to implement best practices in our compensation programs. To further align their interests with those of our shareholders, Directors may elect to have all or a portion of their cash retainer and meeting fees payable to them in DSUs.

Our Chair’s compensation is based on a flat retainer of $335,000 (without an entitlement to meeting fees), which is split evenly between cash and DSUs. The Compensation and Human Resources Committee believes that paying the Chair meeting fees would not adequately account for the significant amount of time he spends on company matters outside of formal board meetings and the flat fee enables him to be compensated for his overall contribution as Chair of the Board.

2018 Changes to Director Compensation

The Compensation and Human Resources Committee considered director compensation in 2017 after a benchmarking exercise carried out by Hugessen indicated that Hudbay’s director compensation (with the exception of the Chair) was significantly below the market median. The comparator companies used in the benchmarking exercise were the same companies used to benchmark the compensation of our executives. See “2017 Benchmarking”.

52 | HUDBAY MINERALS INC.

Despite director compensation below the median, the Committee concluded Hudbay’s directors were fairly paid and a modest increase (with compensation remaining below the median) was advisable. Accordingly, in January 2018 and on the recommendation of the Committee, the Board approved the following increases to directors’ compensation, effective January 1, 2018:

Position	Annual Cash Retainer $ 2017	Annual Cash Retainer $ 2018	Annual Equity-Based Retainer(2) 2017	Annual Equity-Based Retainer(2) 2018
Chair	167,500	167,500	167,500	167,500
Director (other than Chair)	50,000	50,000	80,000	86,000
Chair, Audit Committee	40,000	40,000	-	-
Chair, Compensation and Human Resources Committee	20,000	20,000	-	-
Chair, EHSS Committee	10,000	15,000	-	-
Chair, Technical Committee	10,000	25,000	-	-

1.	Payable in DSUs.

Director Compensation Table

The following table sets out the compensation paid to each of our Directors in respect of the year ended December 31, 2017.

Name	Fees earned ($)(1)	Share-based awards ($)(2)	All other compensation ($)(3)	Total ($)
Carol T. Banducci	-	114,214	31	114,245
Tom A. Goodman	100,500	80,000	911	181,411
Igor Gonzales	102,500	80,000	754	183,254
Alan R. Hibben	-	297,571	3,257	300,828
W. Warren Holmes	126,434	109,808	4,556	240,798
Sarah B. Kavanagh	135,000	80,000	754	215,754
Carin S. Knickel	-	188,187	1,089	189,276
Alan J. Lenczner	86,000	80,000	1,269	167,269
Kenneth G. Stowe	96,000	80,000	1,067	177,067
Michael T. Waites(4)	-	50,286	661	50,947

1.	Represents fees and retainers paid in cash. Directors can elect to have all or a portion of their cash retainers and meeting fees paid to them in DSUs.
2.	Represents fees and retainers paid in DSUs. The DSUs are vested at the time of grant and become payable to the directors upon their departure from the Board.
3.	Represents amounts paid in additional DSUs as dividend equivalents following payments of our $0.01 per share dividend on March 31 and September 29, 2017.
4.	Mr. Waites departed the Board in May 2017 and received a cash payment in respect of all of his previously vested DSUs at such time.

2018 MANAGEMENT INFORMATION CIRCULAR | 53

Value on Pay-Out or Vesting of Incentive Plan Awards

Name	Option-based awards — Value vested during the year ($)	Share-based awards — Value vested during the year ($)(1)
Carol T. Banducci	—	114,214
Tom A. Goodman	—	80,000
Igor Gonzales	—	80,000
Alan R. Hibben	—	297,571
W. Warren Holmes	—	109,808
Sarah B. Kavanagh	—	80,000
Carin S. Knickel	—	188,187
Alan J. Lenczner	—	80,000
Kenneth G. Stowe	—	80,000
Michael T. Waites(2)	—	50,286

1.

Represents the amount of DSUs granted to each director in respect of 2017 pursuant to our Directors’ DSU plan (excluding amounts paid in additional DSUs as dividend equivalents). DSUs are vested at the time of grant. For greater certainty, DSUs are not paid out until a Director departs from the Board. No share options have been granted to the current Directors and, accordingly, none of the Directors hold unvested equity awards.

2.	Mr. Waites departed the Board in May 2017 and received a cash payment in respect of all of his previously vested DSUs at such time.

Outstanding Share-Based Awards

The following table provides information regarding the share-based awards for each director outstanding as of December 31, 2017.

Name	Grant Date	Number of securities underlying options at the date of grant (#)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(1)	Market or payout value of vested share-based awards not paid out or distributed ($) (1)
Carol T. Banducci	-	-	-	-	-	-	-	-	89,491
Tom A. Goodman(2)	20-Mar-2008	50,000	50,000	15.86	20-Mar-2018	0.00	-	-	556,572
Igor Gonzales	-	-	-	-	-	-	-	-	469,273
Alan R. Hibben	-	-	-	-	-	-	-	-	1,997,877
W. Warren Holmes	-	-	-	-	-	-	-	-	2,607,752
Sarah B. Kavanagh	-	-	-	-	-	-	-	-	469,273
Carin S. Knickel	-	-	-	-	-	-	-	-	719,171
Alan J. Lenczner	-	-	-	-	-	-	-	-	756,068
Kenneth G. Stowe	-	-	-	-	-	-	-	-	643,492
Michael T. Waites(3)	-	-	-	-	-	-	-	-	-

1.	Based on the closing price of Hudbay Shares on the Toronto Stock Exchange of $11.13 on December 29, 2017.
2.	The option-based awards were made to Mr. Goodman during his tenure as an executive officer of Hudbay.
3.	Mr. Waites departed the Board in May 2017 and had no outstanding share-based awards as at December 31, 2017.

54 | HUDBAY MINERALS INC.

Equity Ownership Guidelines for Directors

The Corporate Governance Guidelines adopted by the Board impose minimum equity ownership requirements on the directors, pursuant to which each director will be required to acquire Hudbay Shares or DSUs having an initial acquisition or grant date value equal to three times the aggregate value of his or her annual cash and equity retainer. For the purpose of determining the value of shares and share units held, the holdings will be based on the cost of acquisition or value at the time of grant. Directors are expected to achieve this level of ownership within five years from the date they become directors and when there is an increase to the annual retainer, directors are required to achieve the increased minimum capacity ownership level within two years of the effective date of the increase. The Directors’ progress in meeting our equity ownership guidelines as at March 15, 2018 is shown in the following table:

Name	Value of Equity Required ($)	Total Equity Ownership(1) ($)	In Compliance with Guidelines?
Carol T. Banducci(2)	408,000	114,245	Yes
Tom A. Goodman	408,000	543,137	Yes
Igor Gonzales(3)	408,000	326,685	Yes
Alan R. Hibben	1,005,000	1,831,341	Yes
W. Warren Holmes	408,000	2,315,251	Yes
Sarah B. Kavanagh(4)	408,000	326,685	Yes
Carin S. Knickel(5)	408,000	486,368	Yes
Alan J. Lenczner	408,000	720,395	Yes
Kenneth G. Stowe	408,000	589,973	Yes

1.	Includes the grant date value of DSUs held and the acquisition value of common shares held.
2.	Ms. Banducci has until May 2022 to achieve her required ownership.
3.

Mr. Gonzales has until July 2018 to achieve his initial required ownership and, due to an increase in the cash and equity retainers on January 1, 2018, Mr. Gonzales has until January 2020 to achieve his additional required ownership.

4.

Ms. Kavanagh has until July 2018 to achieve her initial required ownership and, due to an increase in the cash and equity retainers on January 1, 2018, Ms. Kavanagh has until January 2020 to achieve her additional required ownership.

5.	Ms. Knickel has until May 2020 to achieve her required ownership.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information concerning our equity compensation plans as at December 31, 2017.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(2)	Weighted average exercise price of outstanding options, warrants and rights(3) ($)	Number of securities remaining available for future issuance under equity compensation plans(2)
Equity compensation plans approved by securityholders(1)	3,341,432	15.86	13,036,995
Equity compensation plans not approved by securityholders	-	-	-
Total	3,341,432	15.86	13,036,995

1.	Includes the Share Option Plan and LTEP, as approved by our shareholders at our 2008 and 2016 annual and special meetings, respectively.
2.	Assumes that all of the outstanding share units under our LTEP will be settled by the issuance of Hudbay Shares.
3.	Represents the weighted average exercise price of the outstanding options under our Share Option Plan.

2018 MANAGEMENT INFORMATION CIRCULAR | 55

The annual burn rate(1) for each of our equity compensation plans over the past three fiscal years is set out in the table below:

Equity Compensation Plan	2017	2016	2015
Share Option Plan	0%	0%	0%
LTEP	0.41%	1.09%	0.41%

1.      The annual burn rate is calculated according to Section 613(d) of the TSX Company Manual as follows:

Number of Securities Granted under the Arrangement in the applicable Fiscal Year
Weighted Average Number of Securities Outstanding for the Applicable Fiscal Year

If all of the 523,352 outstanding options as at December 31, 2017 were exercised, the Hudbay Shares issued upon such exercise would have represented approximately 0.20% of our issued and outstanding Hudbay Shares as at such date. If all of the 2,818,080 outstanding share units under our LTEP as at December 31, 2017 were settled by the issuance of Hudbay Shares, the Hudbay Shares issued upon such settlement would have represented approximately 1.08% of our issued and outstanding Hudbay Shares as at such date.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of our directors or executive officers are aware of any material interest, direct or indirect, of any person who: (i) has been a director or executive officer of Hudbay at any time since January 1, 2016; (ii) is a proposed nominee for election; or (iii) is an associate or affiliate of any person described in (i) or (ii), in any of the matters to be acted upon at the Meeting other than the election of directors.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of our current or former directors, executive officers or employees or those of any of our subsidiaries had any indebtedness outstanding to Hudbay or any of our subsidiaries during the year ended December 31, 2017 or as at the date hereof. Additionally, Hudbay has not provided any guarantee, support agreement, letter of credit or other similar arrangement or undertaking in respect of any indebtedness of any such person to any other person or entity.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the directors and executive officers of Hudbay, no “informed person”, any proposed nominee or any associate or affiliate of any informed person or proposed nominee, has had any material interest, direct or indirect, in any transaction since January 1, 2017, or has had any such interest in any proposed transaction that has materially affected us or would materially affect us or any of our subsidiaries. “Informed Person” means (a) a director or executive officer of Hudbay, (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of Hudbay, (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, Hudbay Shares carrying more than 10% of the voting rights attached to all of the Hudbay Shares, and (d) Hudbay, if we have purchased, redeemed or otherwise acquired any of our securities, for so long as we hold any of our securities.

DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION

We have purchased insurance for the benefit of the directors and officers of Hudbay and its subsidiaries against any liability incurred by them in their capacity as directors and officers, subject to certain limitations contained in the Canada Business Corporations Act. The annual premium for such insurance is US$589,900. The policy provides an annual aggregate coverage limit of US$60 million in the policy year.

56 | HUDBAY MINERALS INC.

In accordance with the provisions of the Canada Business Corporations Act, our By-law provides that we will indemnify a director or officer, a former director or officer, or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or to satisfy a judgment, reasonably incurred in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is involved because of the association with us or other entity, if:

•

the individual acted honestly and in good faith with a view to our best interests or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at our request; and

•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual has reasonable grounds for believing that the individual’s conduct was lawful.

We have entered into indemnification agreements with each of our directors and officers, which agreements provide that we undertake and agree to indemnify the director or officer to the fullest extent permitted by law, against any reasonable expense that the director may suffer or incur in respect of any claim, action, suit or proceeding (including, without limitation, any claim, demand, suit, proceeding, inquiry, hearing, discovery or investigation whether civil, criminal, administrative or investigative and whether brought by or on behalf of us or otherwise) involving the director or officer or to which the director or officer is made party and which arises as a direct or indirect result of the director or officer being or having been a director or officer of Hudbay, including any act or thing done or not done in the director’s capacity as director or officer provided the director has acted as set out above in accordance with our By-law.

If we become liable under the terms of our By-law or the indemnification agreements, the insurance coverage will extend to such liability; however, each claim will be subject to a deductible of US$500,000.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file reports and other information with the Canadian Securities Administrators. These reports and information are available to the public free of charge on SEDAR at www.sedar.com and on EDGAR at www. sec.gov. Financial information is provided in our audited comparative consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2017, which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Our shareholders may also request copies of these documents from our Vice President and General Counsel by telephone at (416) 362-8181 or by e-mail at info@hudbay.com.

DIRECTORS’ APPROVAL

The contents of this Circular and the sending thereof to our shareholders have been approved by the Board of Directors of Hudbay Minerals Inc.

By Order of the Board of Directors

Alan R. Hibben, Chair March 29, 2018

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SCHEDULE “A”

HUDBAY MINERALS INC.
(the “Corporation”)
RESOLUTION TO AMEND ARTICLES

“BE IT RESOLVED THAT:

The articles of the Corporation are amended to change the province in which its registered office is situated from the Province of Manitoba to the Province of Ontario.

Any one officer or any one director of the Corporation (each, an “Authorized Officer”) is hereby authorized on behalf of the Corporation to execute and deliver Articles of Amendment and any related documents in the name and on behalf of the Corporation and under its corporate seal or otherwise, on such terms and conditions and in such form deemed necessary or desirable and approved by such Authorized Officer with such changes and modifications thereto as such Authorized Officer may in his or her discretion approve, including the execution and delivery to Corporations Canada of articles of amendment for such purpose, which approval shall be conclusively evidenced by the execution of the Articles of Amendment and documents by such Authorized Officer.

Each Authorized Officer is hereby authorized and directed to take all such further actions, to execute and deliver such further agreements, instruments and documents in writing and to do all such other acts and things as in his or her opinion may be necessary or desirable in the name and on behalf of the Corporation and under its corporate seal or otherwise to give effect to the foregoing resolutions, which opinion shall be conclusively evidenced by the taking of such further actions, the execution and delivery of such further agreements, instruments and documents and the doing of such other acts and things.

The directors of the Corporation may revoke these special resolutions without further approval of the shareholders of the Corporation at any time prior to the endorsement by the Director of Corporations Canada of a certificate of amendment of articles in respect of such amendment.”

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SCHEDULE “B”

HUDBAY MINERALS INC.
(the “Corporation”)
RESOLUTION TO ADOPT AMENDED AND RESTATED BY-LAWS

“BE IT RESOLVED THAT:

1. The repeal and revocation of By-law No. 1 of the Corporation, as amended to the date hereof, is confirmed.

2.      The adoption of Amended and Restated By-law No. 1 effective as of May 3, 2018, a copy of which is set out in Schedule “C” to Hudbay’s Management Information Circular dated March 29, 2018, which Amended and Restated By-law No. 1 shall substitute and be read in the place and stead of the aforementioned repealed By-law, is confirmed; and

3. Any one director or officer of the Corporation is authorized and directed to execute Amended and Restated By-law No. 1 on behalf of the Corporation.”

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SCHEDULE “C”

HUDBAY MINERALS INC.
(the “Corporation”)
AMENDED AND RESTATED BY-LAW NO. 1

Part One Interpretation

Part Two Business of the Corporation

Part Three Directors

Part Four Meetings of Directors

Part Five Committees

Part Six Officers

Part Seven Protection of Directors and Officers

Part Eight Shares

Part Nine Dividends and Rights

Part Ten Meetings of Shareholders

Part Eleven Notices

Part Twelve Repeal of Former By-Laws

BE IT ENACTEDAND IT IS HEREBY ENACTEDas a by-law of Hudbay Minerals Inc. (hereinafter called the “Corporation”) as follows:

PART ONE
INTERPRETATION

1.1	Definitions

In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

(a)

“Act” means the Canada Business Corporations Act, R.S.C., 1985, c. C-44, as from time to time amended, and every statute that may be substituted therefor and, in the case of such amendment or substitution, any reference in the by-laws of the Corporation shall be read as referring to the amended or substituted provisions therefor:

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(b)	“board” means the board of directors of the Corporation;

(c)	“by-laws” means any by-law of the Corporation from time to time in force and effect;

(d)	“meeting of shareholders” includes an annual meeting of shareholders and a special meeting of shareholders:

(e)	“non-business day” means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Canada);

(f)

“recorded address” means in the case of a shareholder, his, her or its address as recorded in the securities register; and in the case of joint shareholders, the address appearing in the securities register in respect of such joint holding, or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the board, his, her or its latest address as recorded in the records of the Corporation;

(g)	“signing officer” means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by section 2.4 or by a resolution passed pursuant thereto;

PART TWO
BUSINESS OF THE CORPORATION

2.1	Registered Office

Unless changed in accordance with the Act, the registered office of the Corporation shall be at the place within Canada from time to time specified in the articles and at such address therein as the directors may from time to time determine.

2.2	Corporate Seal

The directors may, but need not, adopt a corporate seal, and may change a corporate seal that is adopted.

2.3	Financial Year

The first financial period of the Corporation and thereafter the fiscal year of the Corporation shall terminate on such date as the directors may by resolution determine.

2.4	Execution of Contracts, Etc.

Contracts, documents and other instruments in writing may be signed on behalf of the Corporation by such person or persons as the board may from time to time designate by resolution. In the absence of an express designation as to the persons authorized to sign any contract, document or instrument in writing, any one of the directors or officers of the Corporation may sign contracts, documents or instruments in writing on behalf of the Corporation. The corporate seal, if any, of the Corporation may be affixed to any contract, obligation or instrument in writing requiring the corporate seal of the Corporation by any person authorized to sign the same on behalf of the Corporation.

Any requirement under the Act or this by-law for a signature, or for a document to be executed, is satisfied by a signature or execution in electronic form if such is permitted by law and all requirements prescribed by law are met.

The phrase “contracts, documents and other instruments in writing” as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.

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2.5	Banking Arrangements

The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the directors. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the directors may from time to time prescribe or authorize.

2.6	Voting Securities in Other Bodies Corporate

The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments shall be in favour of such persons as may be determined by the said signing officers executing or arranging for the same. In addition, the directors may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights may or shall be exercised.

PART THREE
DIRECTORS

3.1	Qualification

Every director shall be an individual 18 or more years of age, and no one who is of unsound mind and has been so found by a court in Canada or elsewhere, or who has the status of a bankrupt shall be a director. Unless the articles otherwise provide, a director need not be a shareholder.

3.2	Vacation of Office

The office of a director shall ipso facto be vacated if:

(a)	he or she dies:

(b)	he or she is removed from office by the shareholders;

(c)	he or she becomes bankrupt;

(d)	he or she is found by a court in Canada or elsewhere to be of unsound mind; or

(e)	his or her written resignation is received by the Corporation, or if a time is specified in such resignation, at the time so specified, whichever is later.

3.3	Vacancies

Subject to the Act, where a vacancy occurs in the board, except a vacancy resulting from an increase in the number or minimum number of directors or from failure to elect the number or minimum number of directors required by the articles, and a quorum of directors remains in office, the directors then in office may appoint a person to fill the vacancy for the remainder of the term. If there is not then a quorum of directors or if there has been a failure to elect the number or minimum number of directors required by the articles, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and, if they fail to do so or if there are no directors then in office, the meeting may be called by any shareholder.

3.4	Duties

Every director and officer of the Corporation in exercising his or her powers and discharging his or her duties shall:

(a)	act honestly and in good faith with a view to the best interest of the Corporation; and

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

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3.5	Validity of Acts

An act by a director or officer is valid notwithstanding an irregularity in his or her election or appointment or a defect in his or her qualification.

3.6	Remuneration and Expenses

Subject to any unanimous shareholder agreement, the remuneration to be paid to the directors shall be such as the directors shall from time to time determine. The directors may also by resolution award special remuneration to any director in undertaking any special services on the Corporation’s behalf other than the routine work ordinarily required of a director of a Corporation. The confirmation of any such resolution or resolutions by the shareholders shall not be required. The directors shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

PART FOUR
MEETINGS OF DIRECTORS

4.1	Calling of Meetings

Meetings of the directors shall be held from time to time at such place as the chair of the board (if any), the chief executive officer who is a director or any two directors may determine and the corporate secretary shall, upon direction of any of the foregoing, convene a meeting of directors.

4.2	Place of Meeting

Meetings of directors or of any committee of directors may be held at any place in or outside Canada.

4.3	Notice

Notice of the time and place of each meeting of the board shall be given in the manner provided in section 11.1 to each director (a) not less than 48 hours before the time when the meeting is to be held if the notice is mailed, or (b) not less than 24 hours before the time the meeting is to be held if the notice is given personally or is delivered or is sent by any means of an electronic document or communication.

A director may in any manner or at any time waive notice of or otherwise consent to a meeting of the board including by sending an electronic document or communication to that effect. Attendance of a director at a meeting of the board shall constitute a waiver of notice of that meeting except where a director attends for the express purpose of objecting to the transaction of any business on the grounds that the meeting has not been lawfully called.

4.4	Quorum

The quorum for the transaction of business at any meeting of the directors shall consist of a majority of the directors then in office and, notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors.

4.5	First Meeting of the New Board

For the first meeting of directors to be held following the election of directors at an annual or special meeting of the shareholders, or for a meeting of directors at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

4.6	Adjournment

Any meeting of directors or of any committee of directors may be adjourned from time to time by the chair of the meeting, with the consent of the meeting, to a fixed time and place, and no notice of the time and place for the holding of the adjourned meeting need be given to any director if the time and place of the adjourned meeting are announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

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4.7	Electronic Participation

If all the directors present at or participating in the meeting consent, any or all of the directors may participate in a meeting of the board or of a committee of the board by means of such telephone, electronic or other communications facilities as to permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and any director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board held while a director holds office.

4.8	Regular Meetings

The directors may appoint a day or days in any month or months for regular meetings of the directors at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

4.9	Chair

The chair of any meeting of the board shall be a director and the chair of the board (or such other director as the chair of the board may designate), and if no chair has been appointed the chair shall be the chief executive officer or a vice-president or the corporate secretary who is also a director (in that order of seniority). If no such director or officers are present and willing to serve, the directors present shall choose one of their own to be chair of such meeting of the board.

4.10	Votes to Govern

All questions arising at any meeting of directors shall be decided by a majority of votes. In case of an equality of votes, the chair of the meeting in addition to his or her original vote shall not have a second or casting vote.

4.11	Resolution in Lieu of Meeting

A resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of directors or committee of directors is as valid as if it had been passed at a meeting of directors or committee of directors. A copy of every such resolution shall be kept with the minutes of the proceedings of the directors or committee of directors.

4.12	One Director Meeting

If the Corporation has only one director, that director may constitute a meeting.

PART FIVE
COMMITTEES

5.1	Committees of Directors

The directors may appoint one or more committees of the board, however designated, and delegate to any such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of the board has no authority to exercise.

5.2	Transaction of Business

Subject to the provisions of section 4.7, the powers of such committee or committees of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Canada.

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5.3	Advisory Bodies

The directors may from time to time appoint advisory bodies as they may deem advisable.

5.4	Procedure

Unless otherwise determined by the directors, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chair and to regulate its procedure. To the extent that the board or the committee does not establish rules to regulate the procedure of the committee, the provisions of this by-law applicable to meetings of the board shall apply mutatis mutandis.

PART SIX
OFFICERS

6.1	Appointment of Officers

The directors may designate the offices of the Corporation and from time to time appoint a chief executive officer (who may also be given the title of president or such other title indicating his or her seniority of office) and a corporate secretary, and if deemed advisable, may appoint one or more vice-presidents, (to which title may be words added indicating seniority or function), a chief financial officer or treasurer, and such other officers as the directors may determine, including one or more assistants to any one of the officers so appointed. Subject to section 6.2, an officer may but need not be a director, and one person may hold more than one office. The directors may from time to time appoint such other officers, employees and agents as they shall deem necessary who shall have such authority and shall perform such functions and duties as may from time to time be prescribed by resolution of the directors.

6.2	Chair of the Board

The board may from time to time appoint a chair of the board who shall be a director. If appointed, the directors may assign to him or her any of the powers and duties that are by any provisions of this bylaw assigned to the chief executive officer; and he or she shall, subject to the provisions of the Act, have such other powers and duties as the directors may specify. During the absence or disability of the chair of the board, the board shall appoint another director to act as chair or interim chair, as appropriate.

6.3	Chief Executive Officer

The chief executive officer of the Corporation (who may also be given the title of president or such other title indicating his or her seniority of office) shall exercise general supervision over the business and affairs of the Corporation. The chief executive officer shall sign such contracts, documents or instruments in writing as require his or her signature, and shall have such other powers and shall perform such other duties as may from time to time be assigned to him or her by resolution of the directors or as are incident to his or her office.

6.4	Vice-President

The vice-president or, if more than one, the vice-presidents in order of seniority, shall be vested with all the powers and shall perform all the duties of the chief executive officer in the absence or inability or refusal to act of the chief executive officer. The vice-president or, if more than one, the vice-presidents in order of seniority, shall sign such contracts, documents or instruments in writing as require his, her or their signatures and shall also have such other powers and duties as may from time to time be assigned to him or her or them by resolution of the directors.

6.5	Corporate Secretary

The corporate secretary shall give or cause to be given notices for all meetings of the directors and any committee of the directors and shareholders when directed to do so, and shall have charge of the minute books of the Corporation and, subject to the provisions of section 8.1 hereof, of the documents and registers required by the Act. He or she shall sign such contracts, documents or instruments in writing as require his or her signature, and shall have such other powers and duties as may from time to time be assigned to him or her by resolution of the directors, or as are incident to his or her office.

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6.6	Chief Financial Officer, Treasurer

Subject to the provisions of any resolution of the directors, the chief financial officer or treasurer shall have the care and custody of all the funds and securities of the Corporation, and shall deposit the same in the name of the Corporation in such bank or banks or with such other depositary or depositaries as the directors may by resolution direct. He or she shall prepare and maintain proper accounting records in compliance with the Act. He or she shall render to the directors whenever required an account of all his or her transactions as chief financial officer or treasurer and of the financial position of the Corporation. He or she shall sign such contracts, documents or instruments in writing as require his or her signature, and shall have such other powers and duties as may from time to time be assigned to him or her by resolution of the directors or as are incident to his or her office.

6.7	Powers and Duties of Other Officers

The powers and duties of all other officers shall be such as the terms of their engagement call for or as the directors or the chief executive officer may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

6.8	Duties of Officers May Be Delegated

In case of the absence or inability or refusal to act of any officer of the Corporation or for any other reason that the directors may deem sufficient, the directors may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

6.9	Term of Office

All officers in the absence of agreement to the contrary, shall be subject to removal by resolution of the directors at any time, with or without cause. Otherwise, each officer appointed by the directors shall hold office until his or her successor is appointed.

6.10	Variation of Powers and Duties

The directors may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

6.11	Other Officers

The duties of all other officers of the Corporation shall be such as the terms of their engagement call for or the board requires of them. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board otherwise directs.

PART SEVEN
PROTECTION OF DIRECTORS AND OFFICERS

7.1	Limitation of Liability

No director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, including any person with whom or which any moneys, securities or effects shall be lodged or deposited, or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his or her office or in relation thereto, unless the same shall happen by or through his or her failure to exercise his or her powers and to discharge his or her duties honestly, in good faith with a view to the best interests of the Corporation, and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act and regulations made thereunder, or relieve him or her from liability for a breach thereof. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board of directors.

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7.2	Indemnity

Subject to the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is involved because of that association with the Corporation or other entity, if:

(a)

the individual acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation’s request; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

7.3	Insurance

Subject to the Act, the Corporation may purchase and maintain insurance for the benefit of any person referred to in section 7.2 against any liability incurred by him or her in his or her capacity as a director or officer of the Corporation or of another body corporate at the Corporation’s request.

7.4	Conflict of Interest

A director or officer who is a party to, or who is a director or officer of or has a material interest in any material contract with the Corporation shall disclose the nature and extent of his or her interest at the time and in the manner provided by the Act. Any such contract or proposed contract shall be referred to the directors or shareholders for approval even if such contract is one that in the ordinary course of the Corporation’s business would not require approval by the directors or shareholders, and a director interested in a contract so referred to the board shall not vote on any resolution to approve the same except as provided by the Act.

7.5	Submission of Contracts or Transactions to Shareholders for Approval

The directors in their discretion may submit any contract, act or transaction for approval, ratification or confirmation at any annual meeting of the shareholders or at any special meeting of the shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the Corporation’s articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified or confirmed by every shareholder of the Corporation.

PART EIGHT
SHARES

8.1	Transfer Agents and Registrars

The directors may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer agents to maintain branch registers of transfers, but one person may be appointed both registrar and transfer agent. The directors may at any time terminate any such appointment.

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8.2	Share Certificates

Every holder of one or more shares of the Corporation shall be entitled, at his, her or its option, to a share certificate, or to a non-transferrable written acknowledgement of his, her or its right to obtain a share certificate, stating the number and class or series of shares held by him, her or it as shown on the securities register. Share certificates and acknowledgements of a shareholder’s right to a share certificate shall be in such form as the directors shall from time to time approve. Any share certificate shall be signed in accordance with section 2.4; it need not be under the corporate seal. The signatures of the signing officers may be printed or mechanically reproduced in facsimile or by other electronic means upon share certificates. Every such facsimile or electronic signature shall for all purposes be deemed to be a signature binding upon the Corporation. Unless the directors otherwise determine, certificates representing shares in respect of which a transfer agent or registrar, as the case may be, has been appointed shall not be valid unless countersigned manually by or on behalf of such transfer agent or registrar. In the case of share certificates which are not valid unless countersigned manually or electronically by or on behalf of a transfer agent or registrar, the signature of both signing officers may be printed or mechanically reproduced in facsimile or by other electronic means upon share certificates and every such facsimile or electronic signature shall for all purposes be deemed to be a signature binding upon the Corporation. Notwithstanding any change in the persons holding office between the time of signing and the issuance of any certificate, and notwithstanding that a person may not have held office at the date of issuance of such certificate, any such certificate so signed shall be valid and binding upon the Corporation.

8.3	Registration of Transfer

Subject to the Act, a transfer of shares shall not be registered in a securities register except upon presentation of the certificate representing such shares with a transfer endorsed thereon, or delivered therewith, duly executed by the registered holder or by his, her or its attorney, fiduciary or agent duly appointed, together with such reasonable assurance that the endorsement is genuine and effective as the directors may from time to time prescribe, upon payment of all applicable taxes and any reasonable fees prescribed by the directors, and upon compliance with such restrictions on transfer as are authorized by the articles.

8.4	Non-Recognition of Trusts

Subject to the Act, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payments in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

8.5	Joint Shareholders

If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

8.6	Deceased Shareholders

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make dividends or other payments in respect thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

8.7	Replacement of Share Certificates

The directors or any officer or agent designated by the directors may in their or his or her discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the directors may from time to time prescribe, whether generally or in any particular case.

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PART NINE
DIVIDENDS AND RIGHTS

9.1	Dividends

Subject to the Act, the directors may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

9.2	Dividend Cheques

Any dividend payable in cash to shareholders may be paid by cheque, by electronic means, through a dividend disbursing agent or by such other method as the board may determine. The payment will be made to or to the order of each registered holder of shares in respect of which the payment is to be made. Cheques will be sent to the registered holder’s recorded address, unless the holder otherwise directs. In the case of joint holders, the payment will be made to the order of all such joint holders and, if applicable, sent to them at their recorded addresses, unless such joint holders otherwise direct. The sending of the cheque, the sending of the payment by electronic means or through a dividend disbursing agent, or the sending of the payment by a method determined by the board, in an amount equal to the dividend or other distribution to be paid less any tax that the Corporation is required to withhold, will satisfy and discharge the liability for the payment, unless payment is not made upon presentation, if applicable.

9.3	Non-Receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the directors may from time to time prescribe, whether generally or in any particular case.

9.4	Record Date for Dividends and Rights

The board may fix in advance a date as a record date for the determination of the persons entitled to receive payment of dividends and to subscribe for securities of the Corporation. Such record date shall not precede by more than sixty days the particular action to be taken. Notice of any such record date shall be given not less than seven days before such record date, by newspaper advertisement in the manner provided in the Act, unless notice of the record date is waived by every holder of a share of the class or series affected whose name is set out in the securities register at the close of business on the day the directors fix the record date. If the shares of the Corporation are listed for trading on one or more stock exchanges in Canada, notice of such record date shall also be sent to such stock exchanges. Where no record date is fixed in advance, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

9.5	Unclaimed Dividends

Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

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PART TEN
MEETINGS OF SHAREHOLDERS

10.1	Electronic Meetings and Voting

A meeting of shareholders may be held by telephonic, electronic or other communication facility that permits all persons participating in the meeting to communicate adequately, and a shareholder who, through those means, votes at a meeting or establishes a communications link to a meeting shall be deemed to be present at that meeting.

Any person participating in a meeting of shareholders by electronic means as provided in this section 10.1 and entitled to vote at that meeting may vote, to the extent and in the manner permitted by law, by means of the telephone, electronic or other communication facility that the Corporation has made available for that purpose.

10.2	Notice of Meetings

Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Part Eleven not less than twenty-one nor more than sixty days before the date of the meeting to each director, to the auditors and to each shareholder who at the close of business on the record date is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and the auditors’ report, election of directors and reappointment of incumbent auditors shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting.

10.3	List of Shareholders Entitled to Notice

For every meeting of shareholders, the Corporation shall prepare, or cause to be prepared, a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares entitled to vote at the meeting held by each such shareholder. If a record date for the meeting is fixed pursuant to section 10.4, the shareholders listed shall be those registered at the close of business on the record date and such list shall be prepared not later than ten days after such record date. If no record date is fixed, the list shall be prepared at the close of business on the day immediately preceding the day on which notice of the meeting is given, or where no such notice is given, the day on which the meeting is held and shall list all shareholders registered at such time. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the securities register is kept and at the place where the meeting is held.

10.4	Record Date for Notice

The directors may fix in advance a record date, preceding the date of any meeting of shareholders by not more than sixty days and not less than twenty-one days, for the determination of the shareholders entitled to notice of the meeting, provided that notice of any such record date is given not less than seven days before such record date, in the manner provided in the Act unless notice of the record date is waived in writing by every holder of a share of a class or series affected whose name is set out in the securities register at the close of business on the day the directors fix the record date. If no record date is so fixed, the record date for the determination of the shareholders entitled to notice of the meeting shall be the close of business on the day immediately preceding the day on which the notice is given, or, if no notice is given, the day on which the meeting is held.

10.5	Chair, Secretary and Scrutineers

The chair of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: chair of the board, chief executive officer or a vice-president, who need not be a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chair. If the corporate secretary of the Corporation is absent, the chair shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chair with the consent of the meeting.

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10.6	Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chair of the meeting or with the consent of the meeting.

10.7	Quorum

A quorum for the transaction of business at any meeting of shareholders shall be 2 persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent shareholder so entitled, holding or representing in the aggregate not less than 25% of the issued shares of the Corporation enjoying voting rights at such meeting.

10.8	Proxyholders and Representatives

Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, to attend and act as his, her or its representative at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or his, her or its attorney and shall conform with the requirements of the Act. Alternatively, every such shareholder which is a body corporate or association may authorize by resolution of its directors or governing body an individual to represent it at a meeting of shareholders and such individual may exercise on the shareholder’s behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Corporation a certified copy of such resolution, or in such other manner as may be satisfactory to the corporate secretary of the Corporation or the chair of the meeting. Any such proxyholder or representative need not be a shareholder. A proxy shall be in written or printed format or a format generated by telephonic or electronic means and becomes a proxy when completed and signed in writing or by electronic signature by the shareholder or his, her or its attorney authorized by a document that is signed in writing or by electronic signature or, if the shareholder is a body corporate, by an officer or attorney thereof, duly authorized. If a proxy or document authorizing an attorney is signed by electronic signature, the means of electronic signature shall permit a reliable determination that the proxy or document was created or communicated by or on behalf of the shareholder or attorney, as the case may be.

10.9	Time for Deposit of Proxies

The directors may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours exclusive of non-business days, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, it has been received by the corporate secretary of the Corporation or by the chair of the meeting or any adjournment thereof prior to the time of voting.

10.10	Joint Shareholders

If two or more persons hold shares jointly, any of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy, they shall vote together as one on the shares jointly held by them.

10.11	Votes to Govern

At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by the majority of the votes cast on the question. In case of an equality of votes either upon a show of hand or upon a poll, the chair of the meeting shall not be entitled to a second or casting vote.

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10.12	Show of Hands

Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as provided in section 10.13. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chair of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question. For the purpose of this section, if at any meeting the Corporation has made available to shareholders the means to vote electronically, any vote made electronically shall be included in tallying any votes by show of hands.

10.13	Ballots

On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chair may require a ballot or any person who is present and entitled to vote at the meeting may require or demand a ballot. A ballot so required or demanded shall be taken in such manner as the chair shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which he, she or it is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

10.14	Adjournment

The chair at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

10.15	Resolution in Writing

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditors in accordance with the Act.

PART ELEVEN
NOTICES

11.1	Method of Giving Notices

Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the directors shall be sufficiently given if delivered in accordance with the provisions of the Act, the regulations thereunder, the articles, the by-laws or otherwise or if personally to the person to whom it is to be given or if delivered to his, her or its recorded address or if mailed to him, her or it at his, her or its recorded address by prepaid ordinary or air mail or if sent to him, her or it at his, her or its recorded address by any means of prepaid transmitted or recorded communication or electronic mail or other electronic means capable of producing a written copy. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid: a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box: and a notice so sent by any means of transmitted or recorded communication or electronic mail or other means of communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch. The corporate secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the directors in accordance with any information believed by him, her or it to be reliable.

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11.2	Notice to Joint Shareholders

If two or more persons are registered as joint holders of any share, any notice may be addressed to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

11.3	Computation of Time

In computing the date when notice must be given under any provision requiring a specified number of days notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

11.4	Undelivered Notices

If any notice given to a shareholder pursuant to section 11.1 is returned on three consecutive occasions because he, she or it cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he, she or it informs the Corporation in writing of his, her or its new address.

11.5	Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

11.6	Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder through whom he, she or it derives his, her or its title to such share prior to his, her or its name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he, she or it became so entitled) and prior to his, her or its furnishing to the Corporation the proof of authority or evidence of his, her or its entitlement prescribed by the Act.

11.7	Waiver of Notice

Any shareholder, proxyholder, representative, director, officer, auditor, member of a committee of the board or other person entitled to attend a meeting of shareholders may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him, her or it or to the shareholder whom the proxyholder or representative represents under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement, whether given before or after the meeting or other event for which notice is required to be given shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board which may be given in any manner.

PART TWELVE
REPEAL OF FORMER BY-LAWS

12.1	Former By-Laws May be Repealed

Upon this by-law coming into force, any by-laws of the Corporation that are in effect at the time this by-law becomes effective are repealed provided that such repeal shall not affect the previous operation of such by-law so repealed or affect the validity of any act or right, privilege, obligation or liability acquired or incurred under the validity of any resolution, contract or agreement made pursuant to any such by-law prior to its repeal. All officers and provisions of this by-law and all resolutions of the shareholders or of the directors with continuing effect passed under such repealed by-law shall continue good and valid except to the extent inconsistent with this by-law and until amended or repealed.

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SCHEDULE “D”

HUDBAY MINERALS INC.
(the “Company”)
CORPORATE GOVERNANCE
GUIDELINES AND BOARD MANDATE

Introduction

The Board of Directors is committed to fulfilling its statutory mandate to supervise the management of the business and affairs of the Company with the highest standards of ethical conduct and in the best interests of the Company and its shareholders. The Board of Directors, acting on the recommendation of its Corporate Governance and Nominating Committee, has adopted these corporate governance guidelines to promote the effective functioning of the Board of Directors and its committees, to promote the interests of shareholders, and to establish a common set of expectations as to how the Board of Directors, its various committees, individual directors and senior management should perform their functions.

Guidelines

Board of Directors’ Responsibilities

The business and affairs of the Company are managed by or under the supervision of the Board of Directors in accordance with applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators. The responsibility of the Board of Directors is to provide direction and oversight. The Board of Directors approves the strategic direction of the Company and oversees the performance of the Company's business and senior management. The senior management of the Company is responsible for presenting strategic plans to the Board of Directors for review and approval and for implementing the Company's strategic direction.

In performing their duties, the primary responsibility of the directors is to exercise their business judgment in what they reasonably believe to be the best interests of the Company. In discharging that obligation, directors should be entitled to rely on the honesty and the integrity of the Company's senior management and outside advisors and auditors. The directors also should be entitled to have the Company purchase reasonable directors' and officers' liability insurance on their behalf, and to the benefits of indemnification to the fullest extent permitted by applicable law and to exculpation as provided by applicable law.

In fulfilling its statutory mandate and discharging its duty of stewardship of the Company, the Board of Directors assumes responsibility for those matters set forth in its Charter (which also is its mandate), a copy of which is attached as Schedule 1.

Board of Directors’ Size

It is the current view of the Board of Directors that the Board of Directors should consist of no more than 13 members to facilitate its effective functioning.

Chair of the Board of Directors

The Chair should be a director who is independent and not a member of senior management who is appointed by the Board of Directors.

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Board Selection and Diversity

The Corporate Governance and Nominating Committee is responsible for identifying and recommending to the Board of Directors individuals qualified to become members of the Board of Directors. In assessing individual director nominees, the Corporate Governance and Nominating Committee considers:

•

relevant skills and expertise in areas including leadership, mining, finance and mergers and acquisitions, operations, international business, government relations, environment, health, safety and sustainability, human resources and executive compensation, corporate governance, risk management, marketing and legal and regulatory,

•	judgment and character,

•	diversity, including diversity of gender, viewpoints, backgrounds, experiences and other demographics, and

•

the extent to which the interplay of an individual’s expertise, skills, knowledge and experience with that of other members of the Board of Directors will build a board that is effective, diverse, collegial and responsive to the needs of the Company.

The Corporate Governance and Nominating Committee will review the Board of Directors’ skills matrix to help identify areas for strengthening the Board of Directors, if any, and address them through the recruitment of new members. In addition to its own search for director nominees, the Corporate Governance and Nominating Committee may engage experienced and independent external consultants. When engaging the services of search consultants, the Corporate Governance and Nominating Committee instructs them to have broad selection criteria that include a mix of skills and expertise, and to identify candidates who are diverse in all aspects, including gender.

The Corporate Governance and Nominating Committee also will be responsible for initially assessing whether a candidate would be independent (and in that process applying the Categorical Standards for Determining Independence of Directors that are appended to the Board of Directors Charter) and advising the Board of Directors of that assessment.

The Board of Directors, taking into consideration the recommendations of the Corporate Governance and Nominating Committee, will be responsible for selecting the nominees for election to the Board of Directors, for appointing directors to fill vacancies, and determining whether a nominee or appointee is independent.

Election of Directors

Each director should be elected by the vote of a majority of the shares represented in person or proxy at any meeting for the election of directors. If any nominee for election as director receives, from the shares voted at the meeting in person or by proxy, a greater number of votes “withheld” than votes “for” his or her election, the director must immediately tender his or her resignation to the Chair of the Board of Directors following the meeting, to take effect upon acceptance by the Board of Directors. The Corporate Governance and Nominating Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board of Directors whether to accept that offer. The Board of Directors will accept the offer to resign absent exceptional circumstances and within 90 days of the meeting of shareholders, the Board of Directors will make a final decision concerning the acceptance of the director’s resignation and announce that decision by way of a news release. Any director who tenders his or her resignation will not participate in the deliberations of the Board of Directors or any of its committees pertaining to the resignation. This process applies only in circumstances involving an “uncontested” election of directors – where the number of director nominees does not exceed the number of directors to be elected and where no proxy materials are circulated in support of one or more nominees who are not part of the slate supported by the Board of Directors for election at the meeting. If any director fails to tender his or her resignation as contemplated in this paragraph, the Board of Directors will not re-nominate that director. Subject to any corporate law restrictions, where the Board of Directors accepts the offer of resignation of a director and that director resigns, the Board of Directors may exercise its discretion with respect to the resulting vacancy and may, without limitation, leave the resultant vacancy unfilled until the next annual meeting of shareholders, fill the vacancy through the appointment of a new director whom the Board of Directors considers to merit the confidence of the shareholders, or call a special meeting of shareholders to elect a new nominee to fill the vacant position.

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Continuation as a Director

The Board of Directors does not believe it is appropriate to have an arbitrary age or term limit for service on the Board. Instead, the Board will focus on renewal and will be vigilant in monitoring the performance of each director and ask directors who are no longer able to contribute effectively due to age or other factors to step down from the Board.

When a director's principal occupation or business association changes substantially from the position he or she held when originally invited to join the Board of Directors (determined by reference to factors such as country of principal residence, industry affiliation, etc.), that director should tender a letter of proposed resignation to the Chair of the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee will review that director's continuation on the Board of Directors and recommend to the Board of Directors whether, in light of all the circumstances, the Board of Directors should accept the proposed resignation or request that the director continue to serve.

Committee Membership

Each of the Audit Committee, the Compensation and Human Resources Committee, the Corporate Governance and Nominating Committee, the Environmental, Health, Safety and Sustainability Committee and the Technical Committee will be composed of no fewer than three members, each of whom will satisfy the membership criteria set out in the relevant committee charter. Members of committees will be appointed by the Board of Directors upon the recommendation of the Corporate Governance and Nominating Committee. The Board of Directors, taking into account the recommendation of the Corporate Governance and Nominating Committee, generally will designate one member of each committee as chair of that committee. Membership on these committees, including the person serving as Chair, should be changed from time to time in order to allow for new perspectives, keeping in mind the skills required to serve on each committee.

Evaluating Board of Directors and Committee Performance

The Board of Directors and each committee under the guidance and direction of the Corporate Governance and Nominating Committee will:

•	Conduct an annual self-evaluation; and

•

Periodically review and assess the adequacy of its Charter and the position description for the Chair and recommend any improvements to the Corporate Governance and Nominating Committee for recommendation to the Board of Directors.

Authority to make minor technical amendments to the Charters may be made by the head of the Legal group, who will report any such amendments to the Board of Directors, or the relevant committee, at its next regular meeting.

Board of Directors and Committee Meetings

Quorum for the transaction of business at any meeting of the Board of Directors or committee, as the case may be, shall be a majority of the number of members or such greater number as the Board or committee shall by resolution determine. The powers of the board or committee, as the case may be, may be exercised at a meeting at which a quorum is present in person or by telephone or other electronic means or by a resolution signed by all members entitled to vote on that resolution. Each member (including the Chair) is entitled to one (but only one) vote in any proceedings.

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Meetings of the Board of Directors or committee, as the case may be, shall be held from time to time and at such place as the Chair of the Board or committee (or any two directors) may request upon 48 hours prior notice (if the notice is mailed) or 24 hour notice (if the notice is given personally or delivered by means of electronic communication). The notice period may be waived by a quorum of the Board or the committee.

To ensure free and open discussion and communication among directors, the independent directors will meet in executive session (with no members of senior management or non-independent directors present) after every regularly scheduled meeting of the Board of Directors and otherwise as those directors determine. The Chair will preside at these executive sessions, unless the directors present at such meetings determine otherwise. Any interested party may communicate directly with the Chair, who may invite such person to address an executive session.

Unless the Chair of a committee otherwise determines, the agenda, materials and minutes for each committee meeting will be available on request to all directors, and all directors will be free to attend any committee meeting. All meetings of a committee will have a session in which the members of the committee will meet with no non-committee members present and, at any time in a meeting of a committee, directors who are not members may be asked to leave the meeting to ensure free and open discussion and communication among members of the committee. Directors who are not members of a committee will not be compensated for attending meetings of that committee.

Director Compensation

As provided for in the Compensation and Human Resources Committee’s Charter, the form and amount of director compensation will be determined by the Board of Directors upon the recommendation of the Compensation and Human Resources Committee.

Share Ownership Guidelines

Each director is required to acquire common shares of the Company having an initial acquisition value equal to three times his or her annual retainer. Directors are expected to achieve this level of ownership within five years from the date they become directors. Directors may apply the deferred share units that they receive as payment for all or part of their annual retainer towards this minimum equity ownership requirement. If the annual retainer is increased, all directors are required to achieve the increased minimum equity ownership level within two years of the effective date of the increase in the annual retainer. For greater certainty, the determination as to whether a director has met this minimum equity ownership level will be made with reference to the value of the common shares (or deferred share units) at the time of their acquisition, and not the then current market price.

Expectations of Directors

The Board of Directors has developed a number of specific expectations of directors to promote the discharge by the directors of their responsibilities and to promote the efficient conduct of the Board of Directors.

Commitment and Attendance. All directors should strive to attend all meetings of the Board of Directors and the committees of which they are members. Attendance by telephone or video conference may be used when necessary to facilitate a director's attendance.

Participation in Meetings. Each director should be sufficiently familiar with the business of the Company, including its financial statements and capital structure, and the risks and the competition it faces, to ensure active and effective participation in the deliberations of the Board of Directors and of each committee on which he or she serves.

Loyalty and Ethics. In their roles as directors, all directors owe a duty of loyalty to the Company. This duty of loyalty mandates that the best interests of the Company take precedence over any other interest possessed by a director. Directors should conduct themselves in accordance with the Company's Code of Business Conduct and Ethics.

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Interlocking Directorships. Without the approval of the Corporate Governance and Nominating Committee, no director should serve on more than one other public company board of directors on which another director of the Company serves.

Contact with Senior Management and Employees. All directors should be free to contact the Chief Executive Officer and other members of the Company’s senior management at any time to discuss any aspect of the Company's business. The Board of Directors expects that there will be frequent opportunities for directors to meet with the Chief Executive Officer and other members of senior management in meetings of the Board of Directors and committees, or in other formal or informal settings.

Confidentiality. The proceedings and deliberations of the Board of Directors and its committees are confidential. Each director will maintain the confidentiality of information received in connection with his or her service as a director.

Orientation and Continuing Education

Senior management, working with the Board of Directors, will provide appropriate orientation and education for new directors to familiarize them with the Company and its business, as well as the expected contribution of individual directors. All new directors will participate in this program orientation and education, which should be completed within four months of a director first joining the Board of Directors. In addition, senior management will schedule periodic presentations for the Board of Directors to ensure they are aware of major business trends and industry practices as and when required.

Shareholder Engagement

The Board of Directors is committed to engaging in constructive communications with the Company’s shareholders. As a result, the Board of Directors, acting on the recommendation of the Corporate Governance and Nominating Committee, has adopted a Shareholder Engagement Policy in order to promote open and sustained dialogue with the Company’s shareholders.

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SCHEDULE 1

HUDBAY MINERALS INC.
(the “Company”)
BOARD OF DIRECTORS CHARTER

The Board of Directors is elected by the Company’s shareholders to supervise the management of the business and affairs of the Company, in the best interests of the Company. The Board of Directors shall:

•

Review and approve the strategic plan and business objectives of the Company that are submitted by senior management and monitor the implementation by senior management of the strategic plan. During at least one meeting each year, the Board of Directors will review the Company’s long term strategic plans and the principal issues that the Company expects to face in the future.

•

Review the principal strategic, operational, reporting and compliance risks for the Company and oversee, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and the monitoring of risks.

•

Ensure, with the assistance of the Corporate Governance and Nominating Committee, the effective functioning of the Board of Directors and its committees in compliance with the corporate governance requirements of applicable legislation, and that such compliance is reviewed periodically by the Corporate Governance and Nominating Committee.

•	Ensure internal controls and management information systems for the Company are in place and are evaluated and reviewed periodically on the initiative of the Audit Committee.
•

Assess the performance of the Company’s senior management, including monitoring the establishment of appropriate systems for succession planning (including the development of policies and principles for Chief Executive Officer selection and performance review and policies regarding succession in an emergency or upon retirement of the Chief Executive Officer) and for periodically monitoring the compensation levels of such senior management based on determinations and recommendations made by the Compensation and Human Resources Committee.

•	Ensure that the Company has in place a policy for effective communication with shareholders, other stakeholders and the public generally.
•

Review and, where appropriate, approve the recommendations made by the various committees of the Board of Directors, including, without limitation, to: select nominees for election to the Board of Directors; appoint directors to fill vacancies on the Board of Directors; appoint members of the various committees of the Board of Directors; and, establish the form and amount of director compensation.

Composition

The Board of Directors should be diverse in gender, viewpoints, backgrounds and other demographics and collectively should possess a broad range of skills, expertise, industry and other knowledge, and business and other experience useful to the effective oversight of the Company’s business. A majority of the Board of Directors should meet the independence requirements of applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators. The Board of Directors has adopted a set of categorical standards for determining whether directors satisfy those requirements for independence. A copy of those standards is attached as Appendix A. The Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, shall designate the Chair by majority vote of the Board of Directors.

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Committees

The Board of Directors may delegate authority to individual directors and committees where the Board of Directors determines it is appropriate to do so. The Board of Directors expects to accomplish a substantial amount of its work through committees and shall form at least the following four committees: the Audit Committee, the Compensation and Human Resources Committee, the Corporate Governance and Nominating Committee and the Environmental Health, Safety and Sustainability Committee. The Board of Directors may, from time to time, establish or maintain additional standing or special committees as it determines to be necessary or appropriate. Each committee should have a written charter and should report regularly to the Board of Directors, summarizing the committee’s actions and any significant issues considered by the committee.

Independent Advice

In discharging its mandate, the Board of Directors shall have the authority to retain (and authorize the payment by the Company of) and receive advice from special legal, accounting or other advisors as the Board of Directors determines to be necessary to permit it to carry out its duties.

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APPENDIX A

HUDBAY MINERALS INC.
(the “Company”)
CATEGORICAL STANDARDS FOR
DETERMINING INDEPENDENCE
OF DIRECTORS

For a director to be considered independent under the policies of the Canadian Securities Administrators, he or she must have no direct or indirect material relationship with the Company, being a relationship that could, in the view of the Board of Directors, reasonably interfere with the exercise of a Director’s independent judgment.

The Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, has considered the types of relationships that could reasonably be expected to be relevant to the independence of a director of the Company. The Board of Directors has determined that:

1.	A director’s interests and relationships arising solely from his or her (or any immediate family members’1) shareholdings in the Company are not, in and of themselves, a bar to independence.

2.

Unless a specific determination to the contrary is made by the Corporate Governance and Nominating Committee as a result of there being another direct or indirect material relationship with the Company, a director will be independent unless currently, or at any time within the past three years, he or she or any immediate family member:

•

Employment. Is (or has been) an officer or employee (or, in the case of an immediate family member, an executive officer) or (in the case of the director only) an affiliate [2] of the Company or any of its subsidiaries or affiliates (collectively, the “Company Group”) or is actively involved in the day-to-day management of the Company;

•

Direct Compensation. Receives (or has received) direct compensation during any twelve-month period from the Company Group (other than director fees and committee fees and pension or other forms of deferred compensation for prior service, provided it is not contingent on continued service)[3];

•

Auditor Relationship. Is (or has been) a partner or employee of a firm that is the Company’s internal or independent auditor (provided that in the case of an immediate family member, he or she participates in its audit, assurance or tax compliance (but not tax planning practice)) and if during that time, he or she or an immediate family member was a partner or employee of that firm but no longer is such, he or she or the immediate family member personally worked on the Company’s audit;

•

Material Commercial Relationship. Has (or has had), or is an executive officer, employee or significant shareholder of a person that has (or has had), a significant commercial relationship with the Company Group.

Notes:

1.

A (i) spouse, parent, child, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, or (ii) any person (other than domestic employees) who shares that director’s home.

2.

A company is a subsidiary of another company if it is controlled, directly or indirectly, by that other company (through one or more intermediaries or otherwise). An “Affiliate” of a person is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the first person.

3.

Employment as an interim chair or an interim Chief Executive Officer need not preclude a director from being considered independent following the end of that employment. Receipt of compensation by an immediate family member need not preclude a director from being independent if that family member is a non-executive employee.

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•

Cross-Compensation Committee Link. Is employed as an executive officer of another entity whose compensation committee (or similar body) during that period of employment included a current executive officer of the Company.

•	Material Association. Has (or has had) a close association with an executive officer of the Company.

Notwithstanding the foregoing, no director will be considered independent if applicable securities legislation, rules or regulations expressly prohibit such person from being considered independent.

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